Steinhoff International Holdings Ltd

05010302

SEC MAIL PROCESSING
RECEIVED
AUG 04 2005
WASH. D.C. 213 SECTION

SUPPL

18 July 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements made through the news service of the JSE Securities Exchange South Africa together with a copy of the pre-listing statement regarding Perpetual Preference Shares for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

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Release Date: 12/05/2005 12:00:33

Steinhoff - Steinhoff international Holdings Limited International Equity

Offering
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
JSE Code : SHF : ISIN : ZAE000016176
("Steinhoff")
Proposed Acquisition of Significant Interest in Homestyle Group plc
Introduction
Steinhoff is pleased to announce that its wholly-owned subsidiary, Steinhoff Europe AG, has reached agreement, subject to the conditions precedent outlined below, to acquire an interest of between 45% and 73.7% in UK-listed Homestyle Group plc ("Homestyle), for a maximum cash consideration of GBP105 million (the "Acquisition").
Terms of the Acquisition
The Acquisition will be implemented through the participation of Steinhoff in a refinancing exercise to be undertaken by Homestyle (the "Refinancing").
In terms of the Refinancing, Steinhoff will invest a maximum of GBP105 million in Homestyle. Part of this investment will be structured as a series of firm placings of Homestyle shares for cash amounting to GBP64 million, which will result in Steinhoff holding a minimum of 45% of the enlarged issued share capital of Homestyle following the Refinancing. The remaining GBP41 million will be structured as a placing of Homestyle shares for cash with Steinhoff which placing will then be subject to existing Homestyle shareholders having a right to claw-back under an open offer. The subscription price of the Homestyle shares is 55 pence per share, a discount of 6.8% to the closing price of a Homestyle share of 59 pence on 11 May 2005.
In the event that none of the Homestyle shareholders claw back their entitlement under the open offer, Steinhoff would hold 73.7% of the issued share capital of Homestyle.
In addition, Steinhoff will provide Homestyle with a GBP20 million loan facility.
Following the Refinancing, Homestyle will retain its listing on the London Stock Exchange and, in accordance with the rules of the London Stock Exchange, will retain its independence from Steinhoff. Steinhoff will have the right to appoint two directors to the board of directors of Homestyle.
Information regarding Homestyle
Homestyle is a UK-based furniture retailer listed on the London Stock Exchange with a current market capitalisation of GBP40.2 million. The Group has two divisions, the Beds Division and the Furniture Division.
The Beds Division operates from 440 outlets under three trade names: Bensons for Beds, Sleepmasters and the Bed Shed. The division has a record of continuing to achieve strong like-for-like sales and margin growth.
The Furniture Division trades under the Harveys brand. The division has experienced significant change over the last 15 months with the appointment of a new management team. A renewed emphasis on retail disciplines has contributed to the creation of a stable platform from which to further develop the business.
Over the past few years, Homestyle has been severely constrained by a relatively high level of indebtedness coupled with a difficult retail environment. For the 26 weeks to October 2004, Homestyle reported turnover from continuing operations of GBP207 million, an operating loss from continuing operations of GBP2 million and an after-tax loss of GBP5m.

Rationale for the Acquisition

Steinhoff has several furniture manufacturing and supply operations in the UK. Its bed manufacturers, Relyon and Sprung Slumber, and upholstery distributor, Steinhoff UK Furniture, supply a broad range of products to general furniture specialists and national chain stores.

Whilst Steinhoff will continue to serve a broad range of retailers in the UK market, it has recognised the rationale of developing a vertically integrated platform in this market. The proposed investment in Homestyle will provide the opportunity for Steinhoff to form a strategic relationship with a leading UK retailer of furniture and beds.

Through the Acquisition, Steinhoff believes it will be able to assist in the development and growth of a significant, existing customer of Steinhoff. In addition to the existing bedding supply relationship Steinhoff has with Homestyle, Steinhoff believes it will be able to supply a wide range of furniture and household goods to Homestyle from Steinhoff's network of own manufacturing facilities and sourcing operations on terms that would be beneficial to both parties.

Financial Effects

The Acquisition is not expected to have a significant impact on the pro forma net asset value, net tangible asset value, earnings or headline earnings per share of Steinhoff. However, given the substantial retail base of Homestyle, significant opportunities exist in respect of future incremental business to Steinhoff's existing manufacturing and sourcing activities.

Conditions Precedent

The Acquisition of an initial 15% interest in Homestyle by way of the firm placings of Homestyle shares for cash, is not subject to Homestyle shareholder approval, although 5% of this interest is subject to finalisation and despatch of Homestyle shareholder documentation.

The Acquisition of a further interest in Homestyle is subject to, inter alia, the following:

* Finalisation and despatch of Homestyle shareholder documentation relating to the Refinancing;
* Homestyle shareholder approval at an extraordinary general meeting to be convened specifically for that purpose; and
* Given that, on completion, Steinhoff would hold more than 30% of Homestyle, the Refinancing is also conditional upon the UK Panel on Takeovers and Mergers waiving the requirement of the UK Takeover Code that Steinhoff make a mandatory offer for the whole of the issued share capital of Homestyle. Such waiver by the Takeover Panel is conditional upon the approval of Homestyle shareholders.

Wynberg

12 May 2005

Financial Adviser and Transactional Sponsor

Citgroup

Sponsor

PSG Capital

Date: 12/05/2005 12:00:37 PM Produced by the JSE SENS Department

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Release Date: 14/06/2005 06:59:33

Steinhoff International/Steinhoff Investment - Abridged pre-listing statement

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff International")
Steinhoff Investment Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1954/001893/06)
Share code: SHFF ISIN: ZAE000068367
(A wholly-owned subsidiary of Steinhoff International)
("Steinhoff Investment" or "the company")

ABRIDGED PRE-LISTING STATEMENT

- PRIVATE PLACEMENT OF 6 500 000 CUMULATIVE, NON-REDEEMABLE, NON-PARTICIPATING, VARIABLE RATE PREFERENCE SHARES WITH A PAR VALUE OF 0,1 CENT EACH IN THE SHARE CAPITAL OF STEINHOFF INVESTMENT AT A SUBSCRIPTION PRICE OF R100 PER SHARE ("the preference shares")
- THE LISTING OF THE PREFERENCE SHARES ON THE JSE

This abridged pre-listing statement is not an invitation to the public to subscribe for preference shares in Steinhoff Investment but has been prepared for the purposes of providing information on the preference shares and on Steinhoff International and Steinhoff Investment in terms of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE").

This abridged pre-listing statement is prepared and issued in terms of the Listings Requirements relating to a private placement by Steinhoff Investment in terms of which it has raised R650 million from select investors by way of an offer for subscription of 6 500 000 cumulative, non-redeemable, non-participating, variable rate preference shares with a par value of 0,1 cent each at a subscription price of R100 per share ("the private placement"). Subscriptions could only be made for a minimum subscription amount of R100 000 per single addressee acting as principal. There was no maximum subscription amount per single addressee acting as principal. The private placement was not underwritten.

1. INTRODUCTION AND PURPOSE

1.1 The Steinhoff group of companies ("Steinhoff"), via its wholly-owned subsidiary Steinhoff Investment, wishes to raise cost-effective permanent share capital as part of its overall capital management programme.

1.2 Non-redeemable or, as they are commonly referred to, "perpetual" preference shares, offer investors and the issuer an alternative to ordinary equity and debt. These shares are permanent capital that rank ahead of ordinary shares on liquidation.

1.3 Debt funding is often the most cost-effective funding method (compared to equity funding) except when used to fund long-term assets of a capital nature. Preference shares are ideally suited to fund these assets cost-effectively. The servicing costs of preference shares can be further reduced if the issuer of preference shares has secondary tax on companies ("STC") credits that could be utilised to reduce STC liabilities as STC is payable on the net amount of dividends paid less dividends received.

1.4 The issue of the preference shares will provide investors with the opportunity to invest in the Steinhoff group utilising an instrument that:

- is a long-term asset with potential capital growth (capital growth would result if the market price of the preference shares rises above the issue

price of R100 per share as a result of the market favourably viewing the risk-return profile of the preference shares);
- may be traded freely through its listing on the JSE;
- provide investors with an attractive tax-free return paid semi-annually; and
- will enjoy priority to ordinary shareholders in respect of dividends and in case of liquidation.

1.5 The issue of the preference shares will enable Steinhoff to raise cost-effective funding that:
- can be utilised for equity acquisitions;
- increases its permanent capital and strengthens its balance sheet;
- does not dilute the existing ordinary shareholders' interests in the company; and
- reduces its cost of capital without the negative effect on cash flow caused by capital repayments normally associated with debt.

1.6 The preference shares represent an attractive alternative investment opportunity for the broader investment community. By virtue of being listed on the JSE, the preference shares will be a liquid instrument.

2. NATURE OF BUSINESS AND PROSPECTS

2.1 Nature of business

2.1.1 The Steinhoff group manufactures, warehouses and distributes a wide range of household goods on a global basis, including upholstered furniture, case goods and bedding, as well as raw materials used primarily in the manufacture of household goods.

2.1.2 Steinhoff International has been listed on the JSE since 1998. It has a current market capitalisation in excess of R16 billion. For the financial year ended 30 June 2004 Steinhoff reported over R10,5 billion in revenue, R1,1 billion operating profit and generated R1,5 billion cash from operations. At 31 December 2004 it reported a net asset value of over R7 billion.

2.1.3 The current structure of the Steinhoff group is illustrated on the press release:

2.1.4 For management purposes the Steinhoff group identifies three regions, namely southern Africa, the European Community (including the United Kingdom, the German region, Benelux, Poland and Hungary) and the Pacific Rim. These operations are owned via its two main operating subsidiaries, namely Steinhoff Europe and Steinhoff Africa.

2.1.5 Steinhoff Europe houses all European and Pacific operations of the Steinhoff group and consists of a network of trading, distribution and manufacturing companies based in Central-Eastern Europe, Western Europe and the Pacific region. Its products include both branded and non-branded household goods and furniture which are sold at a wide range of price points to retailers ranging from discount retailers, buying groups, mail order companies and specialty stores in Europe, Australia and New Zealand.

2.1.6 Steinhoff Africa houses all the southern African operations wherein it manufactures and sells furniture and other household goods, DIY and timber products for the southern African market and for export, mainly to the UK and USA. Steinhoff Africa is an important supplier to all of the large retail chains in South Africa, operating at different price levels. Through its shareholding in listed transport and logistics group Unitrans, Steinhoff Africa has secured quality delivery of its diversified logistical requirements in this region. Steinhoff's acquisition of PG Bison in June 2004 will further enhance existing synergies and accelerate growth opportunities, given PG Bison's position as the largest producer of particle board and decorative laminates in southern Africa.

2.1.7 The Steinhoff group's strategic objective is to strengthen its position as a leading manufacturer and distributor of quality furniture and related household goods. To achieve this strategic objective Steinhoff has developed a business model for its long-term development while its growth strategy ensures operating level execution in the short and medium term.

2.1.8 Steinhoff's business model is based on the following:
- production in low-cost countries and distribution and sale into developed countries;
- participation in most facets of the supply chain;
- third party sourcing.

2.1.9 The growth strategy of Steinhoff is based on:

- market share gains in key markets;
- product diversification and expanded ranges;
- higher margin branded products;
- short lead times and optimised logistics;
- enhanced efficiencies;
- geographical diversification;
- good customer relations.

2.1.10 Steinhoff conducts its operations in 15 countries around the world. The group operates 98 manufacturing facilities and 28 distribution facilities throughout Europe, Australasia and southern Africa. In total, Steinhoff employs over 40 000 people, which makes it one of the largest furniture groups in Europe and the biggest in southern Africa.

2.1.11 As part of its continued capital management programme, the Steinhoff group wishes to raise cost-effective permanent capital by way of a preference share issue. Net proceeds of the preference share issue will be used to finance long-term assets of a capital nature where the investment and funding structure reflect similar characteristics.

2.1.12 Accordingly, it has been resolved that Steinhoff Investment, a wholly-owned subsidiary of Steinhoff International, issue and list R650 million of cumulative, non-redeemable, non-participating, variable rate preference shares as detailed in this abridged pre-listing statement.

2.2 Prospects

2.2.1 The goal of the Steinhoff group's business is towards value creation and fulfilling its vision for a global multi-product company.

2.2.2 Steinhoff is experiencing a continuous phase of sustained growth, brought about by organic growth, augmented by selected acquisitions and building synergies between existing businesses and these new acquisitions. As a result of these growth strategies, the Steinhoff group's results have been characterised by a return on equity consistently in excess of 20% for each of the four years from 30 June 2000.

2.2.3 The funding raised in terms of the private placement will be utilised to optimise the group's capital structure as a definitive initiative in securing the base for sustainable growth. Steinhoff's track record for identifying opportunities capable of delivering tangible growth to shareholders, the adoption of its robust approach to developing markets, both locally and internationally, the general bullish sentiment in the South African economy at present, coupled with unprecedented consumer demand, all have contributed to the Steinhoff group's remarkable performance over the last 18 months. Indeed, the group is poised to take full advantage of the favourable local prevailing economic conditions and capitalise on recovery initiatives that are prevalent elsewhere in the world. The preference share funding will contribute to enhancing the group's ability to unreservedly pursue such opportunities as they present themselves.

2.2.4 The group recently concluded a transaction with Homestyle Group plc, a United Kingdom retailer with an annual turnover of GBP 450 million and more than 600 stores spread across the UK. This transaction, if approved by Homestyle shareholders on 17 June 2005, will result in the Steinhoff group acquiring a minimum interest of 45% and a maximum of 73,7% of Homestyle's enlarged equity capital. After this transaction Homestyle will be debt-free and in a very favourable position to increase its trading margins. The transaction also offers the opportunity to Steinhoff for substantial incremental business to its manufacturing and sourcing activities.

3. DIRECTORS

The full names, ages, addresses and profiles of the directors of Steinhoff Investment, who are all directors of Steinhoff International (save for Mr S J Grobler, who is Company Secretary of Steinhoff International) and are all South African residents, are set out below:

Full name	Age	Occupation	Business Address
Dirk Emil Ackerman*	70	Independent non-executive director of Steinhoff International	28 6th Street Wynberg Johannesburg 2090
Stephanus Johannes Grobler	45	Company secretary of Steinhoff International	28 6th Street Wynberg

			Johannesburg 2090
Deenadayalen Konar #	51	Independent non-executive director of Steinhoff International	PKF House 15 Girton Road Parktown 2193
Johannes Henoch Neethling van der Merwe	45	Chief Financial Officer of Steinhoff International	28 6th Street Wynberg Johannesburg 2090

* Member of the Human Resource and Remuneration Committee of Steinhoff International.
# Member of the Audit and Risk Management Committee of Steinhoff International.

4.SHARE CAPITAL OF STEINHOFF INVESTMENT

4.1 Authorised and issued share capital

The authorised and issued share capital of Steinhoff Investment, before and after the private placement, is set out below:

4.1.1 Before the private placement

	R
Authorised share capital	
101 000 000 ordinary shares of 0,5 cent each	505 000
495 000 000 cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	495 000
Issued share capital	
12 700 000 ordinary shares of 0,5 cent each	63 500
Share premium	497 516
Total issued share capital and premium	561 016

4.1.2 After the private placement

	R
Authorised share capital	
101 000 000 ordinary shares of 0,5 cent each	505 000
495 000 000 cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	495 000
Issued share capital	
12 700 000 ordinary shares of 0,5 cent each	63 500
6 500 000 cumulative, non-redeemable, non-participating variable rate preference shares of 0,1 cent each	6 500
Share premium	650 491 016
Total issued share capital and premium	650 561 016

5. SALIENT FEATURES OF THE PREFERENCE SHARES

5.1 Salient terms

5.1.1 The preference shares are cumulative, non-redeemable, non-participating and variable rate.

5.1.2 The rights attached to the preference shares can only be modified, amended, added to or abrogated with the written consent of at least 75% of the holders thereof or by way of a special resolution passed at a general meeting of the preference shareholders at which holders of not less than 25% of the preference shares are present in person or represented.

5.1.3 Each preference share will rank as regards to dividends and repayment of capital on the winding-up of the company prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or pari passu with the preference shares.

5.2 Voting rights

The preference shares are non-voting, save for the circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during those periods when a preference dividend or any part thereof, remains in arrears and unpaid after 120 days or when a resolution of Steinhoff Investment is proposed which directly affects the rights attached to the preference shares or the interests of the preference shareholders.

5.3 Entitlements to dividends

5.3.1 Each preference share shall confer on the holder thereof, for each dividend period, being the six-month periods ending 31 December and 30 June, a preferent right to dividends (in priority to all other classes of shares, not ranking pari passu with the preference shares, then in issue) calculated in

accordance with the following formula:
Dividend = R100 x (75% of prime divided by 365) x the number of days in the dividend period.

5.3.2 The preference dividend is to be declared by no later than 120 days after the last day of the applicable dividend period. Accordingly, it is envisaged that dividends in respect of the six-month period ending 31 December will be payable by the end of the succeeding April and that dividends in respect of the six-month period ending 30 June will be payable by the end of the succeeding October. The first dividend will be in respect of the period commencing on the issue of the preference shares and ending on 31 December 2005, such dividend to be payable by the end of April 2006.

5.3.3 If a preference dividend is not declared by the company in respect of a particular dividend period, the preference dividend shall accumulate and shall accordingly become payable by the company in preference to payments to any other class of shares in the company or ordinary shares in the capital of its holding company. If any preference dividend is not paid on or before the preference dividend payment date, interest shall accrue on such arrear preference dividend at the prime rate calculated from the preference dividend payment date, and shall be payable by the company to the preference shareholder when the arrear preference dividend is paid.

6. DETAILS OF THE PRIVATE PLACEMENT AND LISTING OF THE PREFERENCE SHARES ON THE JSE

6.1 Particulars of the private placement

- Subscription price per preference share with a par value of 0,1 cent each	R100
- Minimum Rand value of subscription per applicant acting as principal	R100 000
- Number of preference shares offered	6 500 000
- Amount raised in terms of the private placement	R650 000 000

The preference shares rank in priority to any payment of dividends to the holders of any other class of shares in the capital of the company or its holding company not ranking prior to or pari passu with the preference shares. An ordinary dividend will not be declared unless the preference dividend has been declared. All preference shares rank pari passu with each other.

6.2 Private placement

Prior to the issue of the pre-listing statement, 6 500 000 preference shares with a par value of 0,1 cent each were placed with select investors at a subscription price of R100 per preference share thereby raising R650 000 000.

6.3 Listing of the preference shares on the JSE

The JSE has granted Steinhoff Investment a listing for 6 500 000 preference shares in the Specialist Securities - "Preference Shares" sector of the JSE list, under the abbreviated name SHFINV-PREF (share code: SHFF and ISIN: ZAE000068367), from the commencement of trade on Wednesday, 15 June 2005. Steinhoff Investment meets the requirements of the JSE in respect of the requisite spread of preference shareholders, being a minimum of 50 public preference shareholders, excluding employees and their associates, holding at least 20% of the preference shares.

7. COPIES OF THE PRE-LISTING STATEMENT

7.1 This abridged pre-listing statement is a summary of the full pre-listing statement and has been prepared and issued in relation to the private placement and the listing of the preference shares. It contains the salient features of the pre-listing statement dated 13 June 2005, which should be read in its entirety for a full appreciation thereof.

7.2 Copies of the full pre-listing statement, in English, may be obtained during office hours at the following addresses:

7.2.1 the registered office of the company: 28 6th Street, Wynberg, Sandton 2090;

7.2.2 the offices of the corporate adviser and sponsor of Steinhoff Investment, PSG Capital: Building 8, Woodmead Estate, 1 Woodmead Drive, Woodmead 2157; and

7.2.3 the offices of the transfer secretaries of Steinhoff Investment, Computershare Investor Services 2004 (Pty) Limited: Ground Floor, 70 Marshall Street, Johannesburg 2001.

8. COMPANY SECRETARY AND REGISTERED OFFICE
Stephanus Johannes Grobler BComm (Hons), LLB, 28 6th Street, Wynberg 2090
(PO Box 1955, Bramley 2018)
Telephone: (011) 445 3000
Facsimile: (011) 445 3094
Johannesburg
13 June 2005
Corporate adviser and sponsor
PSG CAPITAL
Legal adviser
TUGENDHAFT WAPNICK BANCHETTI AND PARTNERS
Date: 14/06/2005 07:00:18 AM Produced by the JSE SENS Department

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Release Date: 22/06/2005 16:41:05

Steinhoff International Holdings Ltd - Acquisition of Controlling Interest in

Homestyle Group plc ("Homestyle')
Steinhoff International Holdings Ltd
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
JSE Code: SHF ISIN: ZAE000016176)
Acquisition of controlling interest in
Homestyle Group Plc ("Homestyle")

Further to the announcement dated 12 May 2005, the directors of Steinhoff are pleased to announce that the refinancing of Homestyle in an amount of GBP105 million has been successfully concluded. In terms thereof, Steinhoff's wholly-owned subsidiary, Steinhoff Europe AG, will acquire a 65,2% interest in Homestyle for a total cash consideration of GBP92,8 million.

Homestyle will become a subsidiary of Steinhoff with effect from 22 June 2005, the addition of which will result in an increase in annual consolidated revenues of approximately GBP404 million (or approximately R5 000 million at an exchange rate of R12,27 per GBP) based on Homestyle's historic revenues, and will provide attractive opportunities for incremental business to Steinhoff's existing worldwide operations. As a result of Homestyle's financial strength pursuant to the refinancing, Homestyle will be well positioned to enhance its merchandising and trading terms going forward.

Wynberg
22 June 2005
Financial adviser and transaction sponsor
Citigroup
Sponsor
PSG Capital
Date: 22/06/2005 04:41:25 PM Produced by the JSE SENS Department

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Steinhoff

International Holdings Ltd

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff International")

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff International)
Share code: SHFF ISIN: ZAE000068367
("Steinhoff Investment")

PRE-LISTING STATEMENT

Private placement of 6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each in the share capital of Steinhoff Investment at a subscription price of R100 per share

---

Date of issue: 13 June 2005

Corporate adviser and sponsor

PSG CAPITAL

Legal adviser

TWB
TUGENDHAFT WAPNICK BANCHETTI AND PARTNERS

Steinhoff
International Holdings Ltd

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff International")

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff International)
Share code: SHFF ISIN: ZAE000068367
("Steinhoff Investment")

PRE-LISTING STATEMENT

This pre-listing statement is not an invitation to the public to subscribe for preference shares in Steinhoff Investment in terms of the private placement but has been prepared for the purposes of providing information on the preference shares and on Steinhoff Investment and Steinhoff International in terms of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE")

Prepared and issued in terms of the Listings Requirements relating to a private placement by Steinhoff Investment in terms of which it has raised R650 million from select investors by way of an offer for subscription of 6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each at a subscription price of R100 per share.

Subscriptions could only be made for a minimum subscription amount of R100 000 per single addressee acting as principal. There was no maximum subscription amount per single addressee acting as principal. The private placement was not underwritten.

At the date of listing, the authorised share capital of Steinhoff Investment will comprise 101 000 000 ordinary shares with a par value of 0,5 cent each ("the ordinary shares") and 495 000 000 variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cent each ("the preference shares"). The issued share capital of Steinhoff Investment will comprise 12 700 000 ordinary shares (i.e. an ordinary share capital of R63 500 and a share premium of R497 516,40) and 6 500 000 preference shares (i.e. a preference share capital of R6 500 and a preference share premium of R649 993 500). The preference shares rank *pari passu* with each other in all respects. The JSE has granted Steinhoff Investment a listing of 6 500 000 preference shares, in the Specialist Securities – "Preference Shares" sector under the abbreviated name SHFINV-PREF (share code: SHFF and ISIN: ZAE000068367) It is anticipated that the listing will be effective from the commencement of trade on Wednesday, 15 June 2005.

The preference shares will only be traded on the JSE in electronic form and, as such, all preference shareholders who elect to receive certificated preference shares will need to dematerialise their certificated preference shares should they wish to trade therein.

All the directors of Steinhoff Investment, whose names are set out in this pre-listing statement, collectively and individually, accept full responsibility for the accuracy of the information provided in this pre-listing statement and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this pre-listing statement contains all information required by law and the Listings Requirements of the JSE.

Each of the corporate adviser and sponsor, legal adviser, auditors and transfer secretaries have consented in writing to act in the capacity stated and to their names being included in this pre-listing statement and have not withdrawn their consent prior to the publication of this pre-listing statement.

An abridged version of this pre-listing statement was released on the Securities Exchange News Service on Monday, 13 June 2005 and published in the press on Tuesday, 14 June 2005.

This pre-listing statement is available in English. Copies may be obtained from the registered office of Steinhoff Investment, PSG Capital Limited and the transfer secretaries, details of which are set out in the "Corporate information" section of this pre-listing statement.

CORPORATE INFORMATION

Secretary and registered office

Mr Stephanus Johannes Grobler
(BComm (Hons), LLB)
Steinhoff International Holdings Limited
(Registration number 1998/003951/06)
28 Sixth Street
Wynberg
Sandton 2090
(PO Box 1955, Bramley 2018)

Corporate adviser and sponsor

PSG Capital Limited
(Registration number 2002/017362/06)
1st Floor
Ou Kollege Building
35 Kerk Street
Stellenbosch 7600
(PO Box 7403, Stellenbosch 7599)

and at

Building 8, Woodmead Estate
1 Woodmead Drive
Woodmead 2157
(PO Box 987, Parklands 2121)

Auditors

Deloitte & Touche
Deloitte Waterkloof House
221 Waterkloof Road
Waterkloof
Pretoria 0181
(PO Box 11007, Hatfield 0028)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)

Legal adviser

Tugendhaft Wapnick Banchetti & Partners
20th Floor
Sandton Office Towers
Sandton City
Sandton 2196
(PO Box 786726, Sandton 2146)

TABLE OF CONTENTS

The definitions and interpretations commencing on page 5 of this pre-listing statement apply, *mutatis mutandis*, to this table of contents.

DEFINITIONS AND INTERPRETATION

Throughout this pre-listing statement and the annexures hereto, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and words in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and any reference to one gender shall include the other genders:

"the Companies Act"	Companies Act, 1973 (Act 61 of 1973), as amended;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"CSDP"	Central Securities Depository Participant;
"Deloitte & Touche"	Deloitte & Touche, Chartered Accountants (SA), registered accountants and auditors (practice number 902276E);
"the directors"	the directors of Steinhoff Investment, details of whom are set out in paragraph 5 of this pre-listing statement;
"dividend period"	a period as defined in Article 101.1.4 of the company's Articles of Association, as reproduced in Annexure 6 to this pre-listing statement;
"the Income Tax Act"	Income Tax Act, 1962 (Act 58 of 1962), as amended;
"the JSE"	JSE Securities Exchange South Africa;
"the last practicable date"	the last practicable date before the finalisation of this pre-listing statement, being Tuesday, 7 June 2005;
"the listing"	the listing of the preference shares in the Specialist Securities – "Preference Shares" sector of the JSE lists under the abbreviated name SHFINV-PREF (share code: SHFF and ISIN: ZAE000068367), which listing is anticipated to commence on Wednesday, 15 June 2005;
"Listings Requirements"	the Listings Requirements of the JSE;
"non-resident"	a person whose registered address is outside the common monetary area;
"ordinary shares"	ordinary shares with a par value of 0,5 cent each in the share capital of Steinhoff Investment, 12 700 000 of which ordinary shares are in issue and held by Steinhoff International and none of which shares are listed on any stock exchange;
"PG Bison"	PG Bison Holdings (Proprietary) Limited (registration number 1999/016480/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Steinhoff Investment;
"preference dividend payment date"	in respect of any preference dividends which the company may declare for any dividend period, a date, determined by the directors, at least seven days prior to the date on which ordinary dividends declared by the company for such dividend period are paid, provided that the preference dividend payment date shall not be later than 120 days after the last day of the applicable dividend period;

"preference shareholder"	registered holder of preference shares in Steinhoff Investment;
"the preference shares"	6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares in Steinhoff Investment's share capital with a par value of 0,1 cent each, the terms and conditions of which are set out in Annexure 6 to this pre-listing statement and summarised in paragraph 4 of this pre-listing statement;
"this pre-listing statement"	this pre-listing statement and its annexures and attachments, dated 13 June 2005;
"the prime rate"	the prime overdraft lending rate of ABSA Bank Limited from time to time;
"the private placement"	the private placement by Steinhoff Investment in terms of which R650 000 000 was raised from select investors by way of an offer for subscription of the preference shares at a subscription price of R100 per share;
"SENS"	the Securities Exchange News Service operated by the JSE;
"STC"	Secondary Tax on Companies, being a tax payable by companies on the amount of dividends paid, net of dividends received, at a rate of 12,5% of such net amount;
"South Africa"	the Republic of South Africa;
"Steinhoff Africa"	Steinhoff Africa Holdings (Proprietary) Limited (registration number 1969/015042/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Steinhoff Investment;
"Steinhoff" or "the Steinhoff group" or "the group"	Steinhoff International and its subsidiaries, including Steinhoff Investment;
"Steinhoff Europe"	Steinhoff Möbel Holdings Alpha GmbH (registration number FN 202439 f), a private company incorporated in Germany and a wholly-owned subsidiary of Steinhoff Investment;
"Steinhoff International"	Steinhoff International Holdings Limited (registration number 1998/003951/06), a public company incorporated in South Africa and listed on the JSE, being the ultimate holding company of all of the Steinhoff group subsidiary companies;
"Steinhoff Investment" or "the company"	Steinhoff Investment Holdings Limited (registration number 1954/001893/06), a wholly-owned subsidiary of Steinhoff International and incorporated in South Africa on 24 July 1954;
"the Steinhoff Investment acquisition agreements"	the agreements entered into between Steinhoff International and Steinhoff Investment on 22 April 2005, in terms of which Steinhoff Investment acquired from Steinhoff International all the issued ordinary shares in and claims on loan account against, respectively, Steinhoff Africa and Steinhoff Europe;
"PSG Capital"	PSG Capital Limited (registration number 2002/017362/06), a public company incorporated in South Africa, the corporate adviser and sponsor of Steinhoff Investment;
"STRATE"	a clearing and settlement environment for security transactions to be settled and transfer of ownership to be recorded electronically, managed by STRATE Limited (registration number 1998/022242/06), a registered central securities depository in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;

"the subscription price"	the subscription price of the preference shares, being an amount of R100 per share, comprising a par value of 0,1 cent and a premium of R99.999 per preference share;
"the transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07), a private company incorporated in South Africa; and
"Unitrans"	Unitrans Limited (registration number 1967/003403/06), a public company incorporated in South Africa and listed on the JSE, in which Steinhoff Africa holds a 60,8% ordinary shareholding.

SALIENT FEATURES

The salient features are a summary only. For a full appreciation, this pre-listing statement should be read in its entirety.

1. **INTRODUCTION AND PURPOSE**

1.1 The Steinhoff group, via its wholly-owned subsidiary Steinhoff Investment, wishes to raise cost-effective permanent share capital as part of its overall capital management programme.

1.2 Non-redeemable or, as they are commonly referred to, "perpetual" preference shares, offer investors and the issuer an alternative to ordinary equity and debt. These shares are permanent capital that rank ahead of ordinary shares on liquidation.

1.3 Debt funding is often the most cost-effective funding method (compared to equity funding), except when used to fund long-term assets of a capital nature. Preference shares are ideally suited to fund these assets cost-effectively. The servicing costs of preference shares can be further reduced if the issuer of preference shares has STC credits that could be utilised to reduce STC liabilities as STC is payable on the net amount of dividends paid less dividends received.

1.4 The issue of the preference shares will provide investors with the opportunity to invest in the Steinhoff group utilising an instrument that:

- is a long-term asset with potential capital growth (capital growth would result if the market price of the preference shares rises above the issue price of R100 per share as a result of the market favourably viewing the risk-return profile of the preference shares);
- may be traded freely through its listing on the JSE;
- provide investors with an attractive tax-free return paid semi-annually;
- will enjoy priority to ordinary shareholders in respect of dividends and in case of liquidation.

1.5 The issue of the preference shares will enable Steinhoff to raise cost-effective funding that:

- can be utilised for equity acquisitions;
- increases its permanent capital and strengthens its balance sheet;
- does not dilute the existing ordinary shareholders' interests in the company;
- reduces its cost of capital without the negative effect on cash flow caused by capital repayments normally associated with debt.

1.6 The preference shares represent an attractive alternative investment opportunity for the broader investment community. By virtue of being listed on the JSE, the preference shares will be a liquid instrument.

1.7 No offer was made to the public in respect of the preference shares. The private placement was open to select applicants only.

1.8 This pre-listing statement:

- provides investors and the market with information relating to Steinhoff Investment, its operations and its directors;
- enables Steinhoff Investment to issue the preference shares to select investors by way of a private placement and to bring about the listing of the preference shares;
- sets out the salient features of the preference shares and the private placement; and
- as the consolidated financial position of Steinhoff Investment is identical to that of Steinhoff International, sets out the historical financial information of Steinhoff International for the three financial years ended 30 June 2004, and the interim results for the six-month period ended 31 December 2004.

1.9 Subscriptions could only be made for a minimum subscription amount of R100 000 per single addressee acting as principal. There was no maximum subscription amount per single addressee acting as principal. The private placement was not underwritten.

1.10 Potential investors' attention is drawn to the fact that any information contained in this pre-listing statement pertaining to the Steinhoff group, or Steinhoff International, whether financial or otherwise, may be regarded as being representative of that of Steinhoff Investment, and *vice versa*, by virtue of Steinhoff Investment being a wholly-owned subsidiary of Steinhoff International, with Steinhoff Investment holding the entire issued share capitals of the two main subsidiaries in the group.

2. DETAILS OF THE PRIVATE PLACEMENT AND THE LISTING

2.1 Particulars of the private placement

– Subscription price per preference share	R100[(1)]
– Minimum Rand value of subscription per applicant acting as principal	R100 000
– Number of preference shares placed	6 500 000
– Amount raised in terms of the private placement	R650 000 000

(1) The issue price of R100 per preference share is referred to as the "deemed value" in the Terms and Conditions of the preference shares, as extracted from the Articles of Association and reproduced in Annexure 6 to this pre-listing statement.

2.2 Important dates

Date of issue of this pre-listing statement	Monday, 13 June 2005
Proposed listing date at commencement of trade	Wednesday, 15 June 2005

2.3 Private placement

Prior to the issue of this pre-listing statement, 6 500 000 preference shares, forming the subject matter of the private placement, were placed with select investors at a subscription price of R100 per share, thereby raising R650 000 000.

2.4 Listing of the preference shares on the JSE

The JSE has granted Steinhoff Investment a listing for 6 500 000 preference shares in the Specialist Securities – "Preference Shares" sector of the JSE lists, under the abbreviated name SHFINV-PREF (share code: SHFF and ISIN: ZAE000068367), from the commencement of trade on Wednesday, 15 June 2005. Steinhoff Investment has met the requirements of the JSE in respect of the requisite spread of preference shareholders, being a minimum of fifty public preference shareholders, excluding employees and their associates, holding at least 20% of the preference shares.

3. SALIENT FEATURES OF THE PREFERENCE SHARES

3.1 Salient terms

3.1.1 The preference shares are variable rate, cumulative, non-redeemable and non-participating.

3.1.2 Each preference share will rank as regards to dividends and repayment of capital on the winding-up of the company prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or *pari passu* with the preference shares.

3.2 Voting rights

The preference shares are non-voting, save for the circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during those periods when a preference dividend or any part thereof, remains in arrears and unpaid after 120 days or when a resolution of Steinhoff Investment is proposed which directly affects the rights attached to the preference shares or the interests of the preference shareholders.

3.3 Entitlements to dividends

3.3.1 Each preference share shall confer on the holder thereof, for each dividend period, being the six-month periods ending 31 December and 30 June, a preferent right to dividends (in priority to all other classes of shares, not ranking *pari passu* with the preference shares, then in issue) calculated in accordance with the following formula:

Dividend = R100[(1)] x (75% of prime ÷ 365) x the number of days in the dividend period.

(1) The issue price of R100 per preference share is referred to as the "deemed value" in the Terms and Conditions of the preference shares, as extracted from the Articles of Association and reproduced in Annexure 6 to this pre-listing statement.

3.3.2 The preference dividend is to be declared by no later than 120 days after the last day of the applicable dividend period. Accordingly, it is envisaged that dividends in respect of the six-month period ending 31 December will be payable by the end of the succeeding April and that dividends in respect of the six-month period ending 30 June will be payable by the end of the succeeding October. The first dividend will be in respect of the period commencing on the issue of the preference shares and ending on 31 December 2005, such dividend to be payable by the end of April 2006.

3.3.3 If a preference dividend is not declared by the company in respect of a particular dividend period, the preference dividend shall accumulate and shall accordingly become payable by the company in preference to payments to any other class of shares in the company or ordinary shares in the capital of its holding company. If any preference dividend is not paid on or before the preference dividend payment date, interest shall accrue on such arrear preference dividend at the prime rate calculated from the preference dividend payment date and shall be payable by the company to the preference shareholder when the arrear preference dividend is paid.

3.4 Changes to the prime rate

If the preference dividend rate changes (as a result, *inter alia,* of changes in the prime rate) during any particular dividend period the preference dividend for such dividend period shall be calculated, in terms of the formula above, on the basis that the period prior to such change is one part of the dividend period and the period subsequent to such change is another part of that dividend period and that the preference dividend for the entire dividend period is the aggregate of the two amounts thus calculated.

3.5 Changes to tax status

3.5.1 If there is an amendment or amendments to the Income Tax Act which results in the preference dividends being taxable in the hands of the preference shareholders and which results in the payment of preference dividends becoming a deductible expense for the company, then, provided such amendment is uniformly applicable to all corporate taxpayers and not only because of the particular circumstances of the company or any preference shareholder or the preference shares, the percentage of the prime rate will be increased by the company.

3.5.2 The extent of such increase will be limited to the extent that the company incurs less cost in servicing the preference shares, which cost savings it would not have received but for such amendments to the Income Tax Act.

3.5.3 If such amendments to the Income Tax Act do not result in the company incurring lesser costs in servicing the preference shares, then, notwithstanding that such amendment may result in a decrease in the after-tax returns of any preference shareholder on its holding of preference shares, no change shall be made to the percentage of the prime rate.

3.5.4 The company shall be entitled to require its auditors to verify whether it is obliged to increase the percentage of the prime rate. The auditors, in deciding whether such increase is required, shall act as experts and not as arbitrators and their decision shall, in the absence of manifest error, be final and binding on the company and all preference shareholders. The costs of such auditors shall be borne and paid by the company.

3.6 **Tax considerations**

3.6.1 Dividends declared and paid on the preference shares are exempt from income tax in the hands of the recipient. Gains realised on the disposal or deemed disposal of the preference shares will, depending on the tax profile of the disposer, attract normal income tax or capital gains tax.

3.6.2 Potential investors are encouraged to consult their own professional advisers as to the specific taxation consequences of any particular transaction in respect of the preference shares.

4. COPIES OF THIS PRE-LISTING STATEMENT

Copies of this pre-listing statement can be obtained during normal business hours from the offices of Steinhoff Investment, PSG Capital and the transfer secretaries, details of which are set out in the "Corporate information" section of this pre-listing statement.

Steinhoff
International Holdings Ltd

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
Registration number 1954/001893/06
Share code: SHFF   ISIN: ZAE000068367

PRE-LISTING STATEMENT

1. INTRODUCTION AND PURPOSE

1.1 The Steinhoff group, via its wholly-owned subsidiary Steinhoff Investment, wishes to raise cost-effective permanent share capital as part of its overall capital management programme.

1.2 Non-redeemable or, as they are commonly referred to, "perpetual" preference shares, offer investors and the issuer an alternative to ordinary equity and debt. These shares are permanent capital that rank ahead of ordinary shares on liquidation.

1.3 Debt funding is often the most cost-effective funding method (compared to equity funding), except when used to fund long-term assets of a capital nature. Preference shares are ideally suited to fund these assets cost-effectively. The servicing costs of preference shares can be further reduced if the issuer of preference shares has STC credits that could be utilised to reduce STC liabilities as STC is payable on the net amount of dividends paid less dividends received.

1.4 The proposed issue of the preference shares will provide investors with the opportunity to invest in the Steinhoff group utilising an instrument that:

- is a long-term asset with potential capital growth (capital growth would result if the market price of the preference shares rises above the issue price of R100 per share as a result of the market favourably viewing the risk-return profile of the preference shares);
- may be traded freely through its listing on the JSE;
- provide investors with an attractive tax-free return paid semi-annually;
- will enjoy priority to ordinary shareholders in respect of dividends and in case of liquidation.

1.5 The issue of the preference shares will enable Steinhoff to raise cost-effective funding that:

- can be utilised for equity acquisitions;
- increases its permanent capital and strengthens its balance sheet;
- does not dilute the existing ordinary shareholders' interests in the company;
- reduces its cost of capital without the negative effect on cash flow caused by capital repayments normally associated with debt.

1.6 The preference shares represent an attractive alternative investment opportunity for the broader investment community. By virtue of being listed on the JSE, the preference shares will be a liquid instrument.

1.7 No offer was made to the public in respect of the preference shares. The private placement was open to select applicants only.

1.8 This pre-listing statement:

- provides investors and the market with information relating to Steinhoff Investment, its operations and its directors;

- enables Steinhoff Investment to issue the preference shares to select investors by way of a private placement and to bring about the listing of the preference shares;
- sets out the salient features of the preference shares and the private placement; and
- as the consolidated financial position of Steinhoff Investment is identical to that of Steinhoff International, sets out the historical financial information of Steinhoff International for the three financial years ended 30 June 2004 and the interim results for the six-month period ended 31 December 2004.

1.9 Subscriptions could only be made for a minimum subscription amount of R100 000 per single addressee acting as principal. There was no maximum subscription amount per single addressee acting as principal. The private placement was not underwritten.

1.10 Potential investors' attention is drawn to the fact that any information contained in this pre-listing statement pertaining to the Steinhoff group, or Steinhoff International, whether financial or otherwise, may be regarded as being representative of Steinhoff Investment, and *vice versa*, by virtue of Steinhoff Investment being a wholly-owned subsidiary of Steinhoff International, with Steinhoff Investment holding the entire issued share capital of the two main subsidiaries in the group.

2. INFORMATION RELATING TO THE STEINHOFF GROUP AND STEINHOFF INVESTMENT

2.1 Incorporation and acquisition

2.1.1 Steinhoff International was incorporated in South Africa on 3 March 1998 as Vendible Properties (Proprietary) Limited. On 28 May 1998 that company changed its name to Steinhoff International Holdings (Proprietary) Limited and converted into a public company on 25 June 1998. On 23 September 1998 Steinhoff International was listed on the JSE in the "Cyclical Consumer Goods – Household Goods and Textiles" sector under the abbreviated name "STEINHOFF" (Share code: SHF and ISIN: ZAE000016176).

2.1.2 Steinhoff Investment is a wholly-owned subsidiary of Steinhoff International and was incorporated in South Africa on 24 July 1954 under the name Inzuzo Industries (Proprietary) Limited. The company's name was changed to Steinhoff Investment Holdings Limited and was converted into a public company on 21 April 2005.

2.1.3 In terms of the Steinhoff Investment acquisition agreements, Steinhoff Investment acquired, with effect from 1 May 2005, from Steinhoff International the entire issued share capitals of, and claims on loan account against, Steinhoff Europe and Steinhoff Africa for an aggregate purchase consideration of approximately R15,7 billion, of which approximately R843 million represents the face value of the loan account against Steinhoff Africa and approximately R3,36 billion represents the face value of the loan account against Steinhoff Europe. Such purchase consideration is due on loan account by Steinhoff Investment in favour of Steinhoff International and will be satisfied by the issue of ordinary shares in Steinhoff Investment and/or remain in credit on the loan account due to Steinhoff International.

2.1.4 Steinhoff Investment is currently the investment holding company for all of the Steinhoff group's investments.

2.1.5 The name and address of the registered office of Steinhoff Investment is set out in the "Corporate information" section of this pre-listing statement.

2.1.6 Steinhoff International's ordinary shares are presently listed on the JSE. Steinhoff International does not have any other shares listed on any other exchange.

2.2 Nature of business

2.2.1 The Steinhoff group manufactures, warehouses and distributes a wide range of household goods on a global basis, including upholstered furniture, case goods and bedding, as well as raw materials used primarily in the manufacture of household goods.

2.2.2 Steinhoff International has been listed on the JSE since 1998. It has a current market capitalisation in excess of R16 billion. For the financial year ended 30 June 2004 the Steinhoff group reported over R10,5 billion in revenue, R1,1 billion operating profit and generated R1,5 billion cash from operations. At 31 December 2004 it reported a net asset value of over R7 billion.

2.2.3 The current structure of the Steinhoff group is illustrated below:


Steinhoff International*
100%
Steinhoff Investment#
issuing entity
100%
100%
Steinhoff Europe
Steinhoff Africa
60,8%
100%
Unitrans*
PG Bison

* Listed on the JSE.
\# Preference shares to be listed on the JSE.

2.2.4 For management purposes the Steinhoff group identifies three regions, namely southern Africa, the European Community (including the United Kingdom, the German region, Benelux, Poland and Hungary) and the Pacific Rim. These operations are owned via its two main operating subsidiaries, namely Steinhoff Europe and Steinhoff Africa.

2.2.5 Steinhoff Europe houses all European and Pacific operations of the Steinhoff group and consists of a network of trading, distribution and manufacturing companies based in Central-Eastern Europe, Western Europe and the Pacific region. Its products include both branded and non-branded household goods and furniture which are sold at a wide range of price points to retailers ranging from discount retailers, buying groups and mail order companies to specialty stores in Europe, Australia and New Zealand.

2.2.6 Steinhoff Africa houses all the southern African operations wherein it manufactures and sells furniture and other household goods, DIY and timber products for the southern African market and for export, mainly to the UK and USA. Steinhoff Africa is an important supplier to all of the large retail chains in South Africa, operating at different price levels. Through its shareholding in listed transport and logistics group Unitrans, Steinhoff Africa has secured quality delivery of its diversified logistical requirements in this region. Steinhoff's acquisition of PG Bison in June 2004 will further enhance existing synergies and accelerate growth opportunities, given PG Bison's position as the largest producer of particle board and decorative laminates in southern Africa.

2.2.7 The Steinhoff group's strategic objective is to strengthen its position as a leading manufacturer and distributor of quality furniture and related household goods. To achieve this strategic objective Steinhoff has developed a business model for its long-term development while its growth strategy ensures operating level execution in the short and medium term.

2.2.8 Steinhoff's business model is based on the following:
- production in low-cost countries and distribution and sale into developed countries;
- participation in most facets of the supply chain; and
- third party sourcing.

2.2.9 The growth strategy of Steinhoff is based on:
- market share gains in key markets;
- product diversification and expanded ranges;
- higher margin branded products;
- short lead times and optimised logistics;
- enhanced efficiencies;
- geographical diversification;
- good customer relations.

2.2.10 Steinhoff conducts its operations in 15 countries around the world. The group operates 98 manufacturing facilities and 28 distribution facilities throughout Europe, Australasia and southern Africa. In total, Steinhoff employs over 40 000 people, which makes it one of the largest furniture groups in Europe and the biggest in southern Africa.

2.2.11 As part of its continued capital management programme, the Steinhoff group wishes to raise cost-effective permanent capital by way of a preference share issue. Net proceeds of the preference share issue will be used to finance long-term assets of a capital nature where the investment and funding structure reflect similar characteristics.

2.2.12 Accordingly, it has been resolved that Steinhoff Investment, a wholly-owned subsidiary of Steinhoff International, issue and list R650 million of variable rate, cumulative, non-redeemable, non-participating preference shares as detailed in this pre-listing statement.

2.3 Prospects

2.3.1 The goal of the Steinhoff group's business is towards value creation and fulfilling its vision for a global multi-product company.

2.3.2 Steinhoff is experiencing a continuous phase of sustained growth, brought about by organic growth, augmented by selected acquisitions and building synergies between existing businesses and these new acquisitions. As a result of these growth strategies, the Steinhoff group's results have been characterised by a return on equity consistently in excess of 20% for each of the four years from 30 June 2000.

2.3.3 The funding raised in terms of the private placement will be utilised to optimise the group's capital structure as a definitive initiative in securing the base for sustainable growth. Steinhoff's proven track record for identifying opportunities capable of delivering tangible growth to shareholders, the adoption of its robust approach to developing markets, both locally and internationally, and the general bullish sentiment in the South African economy at present, coupled with unprecedented consumer demand, all have contributed to the Steinhoff group's remarkable performance over the last 18 months. Indeed, the group is poised to take full advantage of the favourable local prevailing economic conditions and capitalise on recovery initiatives that are prevalent elsewhere in the world. The preference share funding will contribute to enhancing the group's ability to unreservedly pursue such opportunities as they present themselves.

2.3.4 The group recently concluded a transaction with Homestyle Group plc, a United Kingdom retailer with an annual turnover of GBP 450 million and more than 600 stores spread across the UK. This transaction, if approved by Homestyle shareholders on 17 June 2005, will result in the Steinhoff group acquiring a minimum interest of 45% and a maximum of 73,7% of Homestyle's enlarged equity capital. After this transaction Homestyle will be debt-free and in a very favourable position to increase its trading margins. The transaction also offers the opportunity to Steinhoff for substantial incremental business to its manufacturing and sourcing activities.

2.4 Historical financial information

2.4.1 The annual financial statements of Steinhoff International, for the three financial years ended 30 June 2004, have been audited by and have not been qualified by its auditors, Deloitte & Touche.

2.4.2 The relevant consolidated financial information for Steinhoff Investment will be identical to that of Steinhoff International. In the event that, and to the extent of, Steinhoff International's claims on loan account against Steinhoff Europe and Steinhoff Africa not being transferred to Steinhoff Investment pursuant to the Steinhoff Investment acquisition agreements, Steinhoff Investment will have identical claims on loan account against Steinhoff International, with the result that Steinhoff Investment's financial position, on a consolidated basis, will be identical to that of Steinhoff International. The historical financial information is extracted from the consolidated annual financial statements of Steinhoff International for the past three financial years ended 30 June 2004, as well as the interim results for the six-month period ended 31 December 2004.

2.4.3 The historical financial information of Steinhoff International for the three financial years ended 30 June 2004 and the interim results for the six-month period ended 31 December 2004, are set out, respectively, in Annexure 1 and Annexure 2 to this pre-listing statement.

2.4.4 The annual financial statements of Steinhoff Investment for the three years ended 30 June 2004 have not been qualified by its auditors. Steinhoff Investment has been dormant until the acquisition by it of the entire issued share capitals of, and claims on loan account against, Steinhoff Europe and Steinhoff Africa.

2.5 Controlling and major shareholders of Steinhoff International

2.5.1 Steinhoff International's entire issued ordinary share capital is listed on the JSE. At 27 May 2005, the following shareholders held beneficially, directly or indirectly, 5% or more of Steinhoff International's issued share capital:

Manager	Number of shares	Percentage
Directors of Steinhoff International	192 362 448	16,95
RMB Asset Management	178 471 606	15,73
JP Morgan Chase	93 145 056	8,21
Stanlib Asset Management	75 603 091	6,66
State Street Bank and Trust Company	72 759 215	6,41

2.5.2 Steinhoff Investment's entire issued ordinary share capital is held by Steinhoff International and, as such, Steinhoff Investment is the only direct wholly-owned subsidiary of Steinhoff International.

2.5.3 There will be no change in the major shareholders of Steinhoff International and the controlling shareholder of Steinhoff Investment (being Steinhoff International) as a result of the private placement.

2.5.4 There has been no change in the trading objects of Steinhoff International during the previous five years. Steinhoff International does not have a controlling shareholder as defined in the Listings Requirements.

2.6 Loans receivable by Steinhoff Investment

Save for the claims on loan account against Steinhoff Africa (in the amount of approximately R843 million) and Steinhoff Europe (in the amount of approximately R3,36 billion), acquired by Steinhoff Investment from Steinhoff International in terms of the Steinhoff Investment acquisition agreements, there are no loans receivable by Steinhoff Investment.

2.7 Annual financial statements

Steinhoff Investment will issue audited consolidated annual financial statements and send same to preference shareholders, commencing with audited financial statements for the year ending 30 June 2005.

3. DETAILS OF THE PRIVATE PLACEMENT AND THE LISTING

3.1 Particulars of the private placement

– Subscription price per preference share with a par value of 0,1 cent each	R100[(1)]
– Minimum Rand value of subscription per applicant acting as principal	R100 000
– Number of preference shares offered	6 500 000
– Amount raised in terms of the private placement	R650 000 000

(1) The issue price of R100 per preference share is referred to as the "deemed value" in the Terms and Conditions of the preference shares, as extracted from the Articles of Association and reproduced in Annexure 6 to this pre-listing statement.

The preference shares rank in priority to any payment of dividends to the holders of any other class of shares in the capital of the company or its holding company not ranking prior to or *pari passu* with the preference shares. An ordinary dividend will not be declared unless the preference dividend has been declared. All preference shares rank *pari passu* with each other. The preference shares are variable rate, cumulative, non-redeemable and non-participating.

3.2 Important dates

Date of issue of pre-listing statement	Monday, 13 June 2005
Proposed listing date at commencement of trade	Wednesday, 15 June 2005

3.3 Private placement

Prior to the issue of this pre-listing statement, 6 500 000 preference shares with a par value of 0,1 cent were placed with select investors at a subscription price of R100 per preference share, thereby raising R650 000 000.

3.4 Listing of the preference shares on the JSE

The JSE has granted Steinhoff Investment a listing for 6 500 000 preference shares in the Specialist Securities – "Preference Shares" sector of the JSE lists, under the abbreviated name SHFINV-PREF (share code: SHFF and ISIN: ZAE000068367), from the commencement of trade on Wednesday, 15 June 2005. Steinhoff Investment meets the requirements of the JSE in respect of the requisite spread of preference shareholders, being a minimum of 50 public preference shareholders, excluding employees and their associates, holding at least 20% of the preference shares.

3.5. Underwriting and minimum subscription

3.5.1 Subscriptions could only be made for a minimum subscription amount of R100 000 per single addressee acting as principal. There was no maximum subscription amount per single addressee acting as principal.

3.5.2 The private placement was not underwritten.

3.6 Reservation of rights

3.6.1 The directors of Steinhoff Investment reserved the right to accept or refuse, in an equitable manner, any application(s) made in terms of the private placement, either in whole or in part, or to abate any or all application(s) (whether or not received timeously) in such manner as they, in their sole and absolute discretion, may have determined.

3.6.2 The directors of Steinhoff Investment reserved the right to issue, allot and apply for the listing on the JSE of such further preference shares that will rank *pari passu*, or after, but not in preference, in all respects to the preference shares forming the subject matter of the private placement in accordance with the ordinary resolution passed at the general meeting of Steinhoff Investment held on 1 April 2005, whereby all authorised preference shares were placed under the control of the directors subject to the provisions of sections 221 and 222 of the Companies Act and the Listings Requirements.

3.7 Subscription monies and shareholder spread

The amount payable in respect of the application for preference shares in terms of the private placement is payable in full in the currency of South Africa. The requirement referred to in paragraph 3.4 above relating to "public spread" was met by the last practicable date.

3.8 Issue of the preference shares

Expenses in respect of the issue of the preference shares applied for and subscribed for in terms of the private placement will be paid by Steinhoff Investment. All preference shares issued in terms of the private placement have been allotted and issued subject to the provisions of the Articles of Association of Steinhoff Investment.

3.9 Exchange Control Regulations

3.9.1 The following is intended as a guide to the Exchange Control Regulations and is therefore not a comprehensive statement. Applicants are advised to consult their professional advisers if they have any doubt as to the effect of these regulations in, or their applicability to their particular case.

3.9.2 Non-residents must satisfy themselves as to the full observance of the laws of any relevant territory concerning the private placement, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due to such territory.

3.9.3 A former resident of the common monetary area who has emigrated may use emigrant blocked funds to purchase the shares offered in terms of the private placement.

3.9.4 All payments in respect of the private placement by an emigrant using blocked funds must be made through the authorised dealer in foreign exchange controlling the blocked assets.

3.9.5 Preference shares purchased in respect of the private placement with blocked Rands will be endorsed "non-resident" in terms of the Exchange Control Regulations. Such preference shares will be placed under the control of the authorised dealer through whom the payment was made.

3.9.6 If applicable, refund monies in respect of unsuccessful applications, emanating from blocked Rand accounts, will be returned to the authorised dealer administering such blocked Rand accounts for the credit of such applicant's blocked Rand account.

3.9.7 The private placement as contained in this pre-listing statement is not an offer in any area of jurisdiction in which it is illegal to make such an offer. In such circumstances, this pre-listing statement is sent for information purposes only.

3.10 Brokerages and commissions

Commissions of up to 0,3% will be payable by Steinhoff Investment to accredited brokers and/or agents who placed the preference shares. Save for the above, and share issue expenses of €4,9 million (in connection with the International Equity Placement in November 2003 in terms of which Steinhoff International raised €122,6 million, before expenses, from international investors), no commission or consideration has been paid by the Steinhoff group in respect of the allotment or issue of shares during the three years preceding the date of this pre-listing statement.

4. RIGHTS ATTACHING TO THE PREFERENCE SHARES

4.1 Salient terms

4.1.1 The preference shares are cumulative, non-redeemable, non-participating and variable rate.

4.1.2 The rights attached to the preference shares can only be modified, amended, added to or abrogated with the written consent of at least 75% of the holders thereof or by way of a special resolution passed at a general meeting of the preference shareholders at which holders of not less than 25% of the preference shares are present in person or represented.

4.1.3 Each preference share will rank as regards to dividends and repayment of capital on the winding-up of the company prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or *pari passu* with the preference shares.

4.2 **Voting rights**

The preference shares are non-voting, save for the circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during those periods when a preference dividend or any part thereof, remains in arrears and unpaid after 120 days or when a resolution of Steinhoff Investment is proposed which directly affects the rights attached to the preference shares or the interests of the preference shareholders.

4.3 **Entitlements to dividends**

4.3.1 Each preference share shall confer on the holder thereof, for each dividend period, being the six-month periods ending 31 December and 30 June, a preferent right to dividends (in priority to all other classes of shares, not ranking *pari passu* with the preference shares, then in issue) calculated in accordance with the following formula:

Dividend = R100[1] x (75% of prime ÷ 365) x the number of days in the dividend period.

(1) The issue price of R100 per preference share is referred to as the "deemed value" in the Terms and Conditions of the preference shares, as extracted from the Articles of Association and reproduced in Annexure 6 to this pre-listing statement.

4.3.2 The preference dividend is to be declared by no later than 120 days after the last day of the applicable dividend period. Accordingly, it is envisaged that dividends in respect of the six-month period ending 31 December will be payable by the end of the succeeding April and that dividends in respect of the six-month period ending 30 June will be payable by the end of the succeeding October. The first dividend will be in respect of the period commencing on the issue of the preference shares and ending on 31 December 2005, such dividend to be payable by the end of April 2006.

4.3.3 If a preference dividend is not declared by the company in respect of a particular dividend period, the preference dividend shall accumulate and shall accordingly become payable by the company in preference to payments to any other class of shares in the company or ordinary shares in the capital of its holding company. If any preference dividend is not paid on or before the preference dividend payment date, interest shall accrue on such arrear preference dividend at the prime rate calculated from the preference dividend payment date and shall be payable by the company to the preference shareholder when the arrear preference dividend is paid.

4.4 **Changes to the prime rate**

If the preference dividend rate changes (as a result, *inter alia*, of changes in the prime rate) during any particular dividend period the preference dividend for such dividend period shall be calculated, in terms of the formula above, on the basis that the period prior to such change is one part of the dividend period and the period subsequent to such change is another part of that dividend period and that the preference dividend for the entire dividend period is the aggregate of the two amounts thus calculated.

4.5 **Tax considerations**

4.5.1 Dividends declared and paid on the preference shares are exempt from income tax in the hands of the recipient. Gains realised on the disposal or deemed disposal of the preference shares will, depending on the tax profile of the disposer, attract normal income tax or capital gains tax.

4.5.2 Potential investors are encouraged to consult their own professional advisers as to the specific taxation consequences of any particular transaction in respect of the preference shares.

4.6 **Changes to tax status**

4.6.1 If there is an amendment or amendments to the Income Tax Act which results in the preference dividends being taxable in the hands of the preference shareholders and which results in the payment of preference dividends becoming a deductible expense for the company, then, provided such amendment is uniformly applicable to all corporate taxpayers and not only because of the particular circumstances of the company or any preference shareholder or the preference shares, the percentage of the prime rate will be increased by the company.

4.6.2 The extent of such increase will be limited to the extent that the company incurs less cost in servicing the preference shares, which cost savings it would not have received but for such amendments to the Income Tax Act.

4.6.3 If such amendments to the Income Tax Act do not result in the company incurring lesser costs in servicing the preference shares, then, notwithstanding that such amendment may result in a decrease in the after-tax returns of any preference shareholder on its holding of preference shares, or notwithstanding that such amendment is passed placing a requirement on the company to deduct withholding tax on the preference share dividends, no change shall be made to the percentage of the prime rate.

4.6.4 The company shall be entitled to require its auditors to verify whether it is obliged to increase the percentage of the prime rate. The auditors, in deciding whether such increase is required, shall act as experts and not as arbitrators and their decision shall, in the absence of manifest error, be final and binding on the company and all preference shareholders. The costs of such auditors shall be borne and paid by the company.

4.7 Detailed terms

The detailed terms and conditions of the preference shares, as contained in the Articles of Association of Steinhoff Investment, are contained in Annexure 6 to this pre-listing statement.

5. DIRECTORS

5.1 Details of directors

The full names, ages, addresses and profiles of the directors of Steinhoff Investment, who are all directors of Steinhoff International (save for Mr S J Grobler who is the Company Secretary of Steinhoff International) and are all South African residents, are set out below:

Full name	Age	Occupation	Business address
Dirk Emil Ackerman*	70	Independent non-executive director of Steinhoff International	28 6th Street Wynberg Johannesburg 2090
Stephanus Johannes Grobler	45	Company secretary of Steinhoff International	28 6th Street Wynberg Johannesburg 2090
Deenadayalen Konar#	51	Independent non-executive director of Steinhoff International	PKF House 15 Girton Road Parktown 2193
Johannes Henoch Neethling van der Merwe	45	Chief Financial Officer of Steinhoff International	28 6th Street Wynberg Johannesburg 2090

** Member of the Human Resource and Remuneration Committee of Steinhoff International.*

 # Member of the Audit and Risk Committee of Steinhoff International.

5.2 Experience of directors

5.2.1 *Dirk Emil Ackerman*

Dirk is a director of companies and the chairman of the Human Resources and Remuneration Committee, a position he has held since joining the group on listing in 1998. He completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom. In October 1993, Dirk received the Order for Meritorious Service – silver from the State for public and private sector service.

Dirk joined Chubb and Sons Lock & Safe group in 1961 and acted in various positions which led to his appointment as Managing Director in 1981. He became Chairman and Chief Executive in 1986 and, since retirement in June 1994, acted as Non-executive Chairman until 1996.

5.2.2 ***Johannes Henoch Neethling van der Merwe*** – BAcc, BCompt (Hons), CA(SA)

Jan has been Chief Financial Officer of Steinhoff International since 7 November 2003.

Jan previously led the Steinhoff International Group Services team. He has a broad range of experience in most of the operational aspects of the group's worldwide businesses.

A qualified Chartered Accountant, Jan entered the industry as a buyer for GommaGomma Holdings (now Steinhoff Africa) in 1989. Since then, he has held several positions including Managing Director of Steinhoff Furniture, Cape Town. He was appointed Managing Director of Steinhoff Africa Group Services in 1999 and International Group Services in 2001.

5.2.3 ***Deenadayalen Konar*** – BComm, HDipAcc, MAS, CertTaxLaw, DComm, CA(SA)

Len joined Steinhoff at the time of Steinhoff's listing and is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of Investment at the Independent Development Trust, and professor and head of the Department of Accountancy at the University of Durban – Westville. Len is also chairman of the Audit and Risk Committee of Steinhoff International and a member of the Group Risk Advisory Committee.

Len is a member of several business and professional associations, including the National Horseracing Authority, King Committee on Corporate Governance and The Institute of Directors and a director of various listed companies, including Sappi, Kumba, JD Group and Illovo.

5.2.4 ***Stephanus Johannes Grobler*** – BComm (Hons), LLB

In December 1999, Stéhan was appointed Company Secretary of Steinhoff International. Stéhan was admitted as an Attorney of the High Court in 1989. He is also admitted as a Notary Public, Conveyancer and to appear in the High Court.

5.3 Other directorships held by directors of Steinhoff Investment are set out in Annexure 7 to this pre-listing statement.

5.4 Qualifications, borrowing powers and appointment of directors

5.4.1 The relevant provisions of the Articles of Association of Steinhoff Investment governing the appointment, qualification, remuneration and borrowing powers of directors are set out in Annexure 4 to this pre-listing statement.

5.4.2 The borrowing powers may only be varied by special resolution and have not been exceeded during the three years preceding the date of this pre-listing statement.

5.5 Terms of office of directors

5.5.1 Terms of office and rights of shareholders to appoint directors are set out in Annexure 4 to this pre-listing statement.

5.5.2 Executive directors have no service contracts and conditions of employment will be governed by engagement letters.

5.6 Remuneration of directors

5.6.1 The directors do not receive any remuneration by virtue of their directorships held in Steinhoff Investment.

5.6.2 The remuneration receivable by any of the directors of the Steinhoff group will not be varied in consequence of the issue of the preference shares or listing thereof.

5.6.3 No payments were made, or accrued as payable, or proposed to be paid, either directly or indirectly, to:

- the directors in respect of management, consulting, technical or other fees;
- a third party in lieu of directors' fees;
- the directors in respect of or in consequence of this pre-listing statement;
- the directors as an inducement to act as directors.

5.7 Directors' powers

A summary of the provisions of the Articles of Association with regard to:

5.7.1 any power enabling a director to vote on a proposal, arrangement or contract in which he is materially interested;

5.7.2 any power enabling the directors, in the absence of an independent quorum of the board of directors, to vote on remuneration, including pension or other benefits to themselves or any members of the board;

5.7.3 borrowing powers exercisable by the directors and how such borrowing powers can be varied; and

5.7.4 retirement or non-retirement of directors under an age-limit,

is set out in Annexure 4 to this pre-listing statement.

5.8 Steinhoff International directors' interests in Steinhoff International

5.8.1 At the last practicable date, the directors of Steinhoff International held direct, indirect, beneficial and non-beneficial interests in Steinhoff International's issued ordinary shares, representing in aggregate 16,95% of Steinhoff International's issued shares.

5.8.2 Save for Mr D E Ackerman, who has subscribed for 1 000 preference shares, at the last practicable date, the directors did not have any direct, indirect, beneficial or non-beneficial interests in Steinhoff Investment, other than by virtue of it being a wholly-owned subsidiary of Steinhoff International.

5.8.3 No loans have been made to any director by the Steinhoff group or Steinhoff Investment.

5.8.4 None of the directors has or had any interest, directly or indirectly, in any transaction which is, or was, unusual in its nature or conditions or material to the business of Steinhoff Investment or the Steinhoff group and which was effected by Steinhoff Investment or the Steinhoff group during the current or immediately preceding financial year or in an earlier year which remains in any respect outstanding or unperformed.

5.9 Directors' declaration

All the directors have confirmed in terms of Schedule 21 of the Listings Requirements that they have not been:

5.9.1 disqualified by any court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;

5.9.2 convicted of an offence resulting from dishonesty, fraud or embezzlement or any offence under legislation relating to the Companies Act;

5.9.3 adjudged bankrupt or entered into any voluntary creditors liquidation or been sequestrated in any jurisdiction or been a director of any company at the time or within the 12 months preceding any of the following events taking place: receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors;

5.9.4 barred from entry into any profession or occupation; or

5.9.5 publicly criticised by any statutory, regulatory or professional body.

6. SHARE CAPITAL OF STEINHOFF INVESTMENT

6.1 Authorised and issued share capital

The authorised and issued share capital of Steinhoff Investment, before and after the private placement, is set out below:

6.1.1 ***Before the private placement***

	R
Authorised share capital	
101 000 000 ordinary shares of 0,5 cent each	505 000
495 000 000 cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	495 000
Issued share capital	
12 700 000 ordinary shares of 0,5 cent each	63 500
Share premium	497 516
Total issued share capital and premium	561 016

6.1.2 ***After the private placement***

	R
Authorised share capital	
101 000 000 ordinary shares of 0,5 cent each	505 000
495 000 000 cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	495 000
Issued share capital	
12 700 000 ordinary shares of 0,5 cent each	63 500
6 500 000 variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	6 500
Share premium	650 491 016
Total issued share capital and premium	650 561 016

6.1.3 At a general meeting of Steinhoff Investment held on 1 April 2005, the requisite number of shareholders approved:

6.1.3.1 the special resolution whereby the company changed its name from Inzuzo Investments (Proprietary) Limited to Steinhoff Investment Holdings (Proprietary) Limited;

6.1.3.2 the special resolution whereby the company converted from a private company to a public company;

6.1.3.3 the special resolution (which was registered by the Registrar of Companies on 21 April 2005) whereby the Articles of Association of the company were replaced with new Articles of Association dealing with, *inter alia*, the changed status of the company to a public company, and the terms and conditions attaching to the variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent were inserted into Steinhoff Investment's Articles of Association;

6.1.3.4 the special resolution whereby the authorised share capital of the company was subdivided from 120 ordinary shares of 200 cents each to 48 000 ordinary shares of 0,5 cent each;

6.1.3.5 pursuant to paragraph 6.1.3.4 above, the special resolutions (the last of which was passed on 9 June 2005 and registered on 10 June 2005) whereby the existing authorised share capital of the company of R240, consisting of 48 000 ordinary shares of 0,5 cent each, was increased by R504 760 to R505 000 divided into 101 000 000 ordinary shares of 0,5 cent each and by the creation of 495 000 000 variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cent each;

6.1.3.6 the ordinary resolution whereby the preference shares were placed under the control of the directors of the company who are authorised to allot and issue the preference shares at their discretion, subject to the provisions of sections 221 and 222 of the Companies Act and the Listings Requirements.

6.1.4 The authorised but unissued preference shares, after the listing, will be under the control of the directors until Steinhoff Investment's next Annual General Meeting, subject to the provisions of the Companies Act and the Listings Requirements.

6.1.5 Steinhoff Investment may, from time to time, seek to raise additional capital by issuing further preference shares, which will rank *pari passu* with, or after, the existing preference shares. Application will be made to the JSE for such preference shares to be listed on the JSE.

6.1.6 Steinhoff International and Steinhoff Investment have undertaken that, for as long as Steinhoff Investment is a subsidiary of Steinhoff International and/or companies controlled by Steinhoff International, Steinhoff International will procure, and Steinhoff Investment will ensure, that the voting rights exercisable by Steinhoff International and/or such controlled companies at any combined general meeting of ordinary shareholders of Steinhoff Investment and the holders of the preference shares, will at all times amount to not less than 75,1% of the total votes exercisable at such combined general meeting. In circumstances where Steinhoff International and/or its controlled companies may dispose of, or distribute, a portion of their ordinary shareholding in Steinhoff Investment, such disposal will be undertaken in terms of the Listings Requirements and the Rules of the Securities Regulation Panel prevailing from time to time.

6.2 Alterations to share capital

6.2.1 No offer has been made to the public for the subscription or sale of shares during the period from the date of Steinhoff Investment's incorporation until the date of this pre-listing statement.

6.2.2 Other than the sub-division referred to in paragraph 6.1.3.4 above, there have been no consolidations or sub-divisions of shares in Steinhoff Investment during the preceding three years.

6.2.3 Other than pursuant to the Steinhoff Investment acquisition agreements, there are no contracts or arrangements, either actual or proposed, whereby any option or preferent right of any kind has been or will be given to any person to subscribe for any shares in Steinhoff Investment.

6.3 Dividends

Steinhoff Investment's dividend policy in respect of its ordinary shares, as held by Steinhoff International, will be determined by the directors from time to time. No ordinary dividend will, however, be declared if any dividend on the preference shares, or part thereof, has not been declared, or when declared, not paid by the date for payment thereof.

7. EXPENSES OF THE PRIVATE PLACEMENT AND THE LISTING

The estimated expenses of the preference shares and listing, exclusive of Value-Added Tax, are as follows:

	R'000
Printing, publication, distribution and advertising expenses	150
JSE documentation fees	30
JSE listing fees	134
Share issue expenses, fiscal duties and taxes in respect of the preference shares	1 625
Transfer secretaries (Computershare Investor Services 2004 (Pty) Limited)	25
Corporate adviser (PSG Capital Limited)	400
Capital raising fee (PSG Group companies)	2 600
Commission payable to accredited brokers/agents pursuant to the private placing	±900
Legal adviser (Tugendhaft Wapnick Bamchetti & Partners)	20

8. ADVISERS' INTERESTS

8.1 None of the advisers of Steinhoff International or Steinhoff Investment had an interest in the issued share capital of the company at the last practicable date.

8.2 It is recorded that Mr J F Mouton (executive chairman of PSG Group Limited and a non-executive director of PSG Capital Limited) is a non-executive director of Steinhoff International. Mr M J Jooste (CEO of Steinhoff International) is a non-executive director of PSG Group Limited.

9. MATERIAL CHANGES

9.1 Steinhoff Africa exercised its pre-emptive right to acquire 38% of the issued share capital of Unitrans in September 2004, at a purchase price of 2,632 cents per share, from Murray & Roberts Holdings Limited, totaling R900,7 million, funded from own resources and borrowings. Steinhoff now owns 60,82% of Unitrans' issued share capital. The management team of Unitrans remains in place and operates on an autonomous, independent basis as a separately listed subsidiary.

9.2 As was announced on SENS on 12 May 2005 and in the South African press on 13 May 2005, a wholly-owned subsidiary of Steinhoff Europe would acquire between 45,0% and 73,7% of the issued ordinary share capital of Homestyle Group plc, a United Kingdom-based furniture retailer listed on the London Stock Exchange plc.

9.3 Save for the above and other than in the ordinary course of business, there have been no material changes in the financial or trading position of Steinhoff International or any of its subsidiaries, including Steinhoff Investment, since 31 December 2004, the last day of the interim financial reporting period ended on that date.

10. STATEMENT OF INDEBTEDNESS

10.1 No material loans, including the subscription for debentures, have been made directly to Steinhoff Investment, other than which were previously made to Steinhoff International. Details of such loans at 30 June 2004, the previous financial year-end, and how such loans arose, are set out in note 8 of Annexure 1 to this pre-listing statement. Details of such loans at 31 December 2004, the previous interim reporting date, are set out in Annexure 3 to this pre-listing statement. Such loans have been raised in the normal course of business, to provide funding for capital requirements from time to time arising from the ongoing growth and development of Steinhoff's business.

10.2 In March 2005, Steinhoff Europe issued €244 million senior unsecured notes in the USA with 7- and 10-year maturities. A portion of the proceeds were used to repay the term loan component of a syndicated loan of €300 million raised by Steinhoff Europe AG (Austria) during June 2004, with the balance earmarked for general corporate purposes.

10.3 Steinhoff Investment does not have any material commitments, lease payments or contingent liabilities, other than which previously vested in Steinhoff International, details of which are set out in Annexure 1 to this pre-listing statement.

10.4 There is no loan capital outstanding in respect of Steinhoff Investment, other than which was previously outstanding in respect of Steinhoff International, details of which are set out in Annexure 1 to this pre-listing statement.

11. MATERIAL CONTRACTS, ACQUISITIONS OR DISPOSALS

Save for:

11.1 the acquisition by Steinhoff Investment from Steinhoff International of the issued share capitals in, and claims on loan account against, Steinhoff Africa and Steinhoff Europe in terms of the Steinhoff Investment acquisition agreements, as set out in paragraph 2.1.3 above; and

11.2 the agreement in terms of which a wholly-owned subsidiary of Steinhoff Europe will acquire between 45% and 73,7% of the issued ordinary share capital of Homestyle Group plc,

there are no significant contracts that have been entered into by Steinhoff Investment, Steinhoff International or any of its subsidiaries, either verbally or in writing, during the preceding two years or any other time that contains an outstanding material obligation or settlement, other than in the ordinary course of business.

12. **CORPORATE GOVERNANCE**

The Steinhoff group and its directors are fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. The group endorses the principles of openness, integrity and accountability advocated by the Code of Corporate Practices and Conduct set out in the King Report on Corporate Governance SA 2002 (King II). Efforts made in the group over a number of years conform with current international trends towards improving transparency in reporting and accountability. In all dealings, the group strives to ensure that the interests of stakeholders are foremost in its decisions and that they are fully informed of any process concerned.

13. **DIRECTORS' RESPONSIBILITY STATEMENT**

The directors of Steinhoff Investment, whose names are set out in paragraph 5.1 above, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this pre-listing statement contains all information required by law and the Listings Requirements.

14. **LITIGATION STATEMENT**

The Steinhoff group is not, and has not, in the 12 months preceding the date of publication of the annual financial results and at the date of signature of this pre-listing statement, been involved in any legal or arbitration proceedings which may have or have had an adverse material effect on the financial position of Steinhoff Investment or its subsidiaries, nor is Steinhoff Investment aware of any such proceedings that are pending or threatened.

15. **EXPERTS' CONSENTS**

The corporate adviser and sponsor, legal adviser, auditors and transfer secretaries have consented in writing to act in the capacities stated and to their names being included in the pre-listing statement and have not withdrawn their consents prior to its publication.

16. **DOCUMENTATION AVAILABLE FOR INSPECTION**

Copies of the following documents will be available for inspection at the registered office of Steinhoff Investment during normal business hours (excluding Saturdays, Sundays and South African public holidays) from the date of issue of this pre-listing statement up to and including Friday, 1 July 2005:

16.1 the Memorandum and Articles of Association of Steinhoff Investment;

16.2 the audited annual financial statements of Steinhoff International and Steinhoff Investment for the three financial years ended 30 June 2004, together with the interim results of Steinhoff International for the six-month period ended 31 December 2004;

16.3 copies of the Steinhoff Investment acquisition agreements;

16.4 a copy of the agreement in terms of which a wholly-owned subsidiary of Steinhoff Europe is to acquire between 45,0% and 73,7% of the issued ordinary share capital of Homestyle Group plc, as referred to in paragraph 9.2 above;

16.5 written consents of the corporate adviser and sponsor, legal adviser, auditors and transfer secretaries to the inclusion of their names in this pre-listing statement in the context and form in which they appear; and

16.6 a signed copy of this pre-listing statement.

SIGNED IN JOHANNESBURG BY J H N VAN DER MERWE ON 13 JUNE 2005 ON BEHALF OF ALL THE DIRECTORS OF STEINHOFF INVESTMENT HOLDINGS LIMITED, IN TERMS OF POWERS OF ATTORNEY GRANTED TO HIM BY SUCH DIRECTORS.

HISTORICAL FINANCIAL INFORMATION OF THE STEINHOFF GROUP

The relevant financial information of Steinhoff Investment and that of Steinhoff International is identical by virtue of Steinhoff Investment being a wholly-owned subsidiary of Steinhoff International, Steinhoff Investment being the only significant asset of Steinhoff International and Steinhoff Investment holding the entire issued share capital of the two main subsidiaries in the group.

The consolidated financial information of Steinhoff International for the three years ended 30 June 2004 is set out below and has been extracted from the consolidated annual financial statements of Steinhoff International, which was audited by Deloitte & Touche, Chartered Accountants (SA), and was issued without qualification.

INCOME STATEMENTS
for the years ended 30 June

	Notes	2004 R'000	2003* R'000	2002 R'000
Revenue		10 572 130	9 948 595	8 207 936
Cost of sales		6 199 578	6 086 660	5 146 897
Gross profit		4 372 552	3 861 935	3 061 039
Sundry income		224 172	176 867	248 264
Distribution costs		632 994	614 127	590 905
Foreign exchange losses/(gains)		211 559	177 195	(100 811)
Salaries and wages		859 079	798 914	828 962
Operating expenses		1 575 115	1 337 331	1 113 796
Goodwill amortisation and other impairment write-offs		98 096	75 663	60 552
Discontinued operations		69 652	37 362	83 171
Operating income		1 150 229	998 210	732 728
Finance costs	1	268 694	197 397	130 190
Income from investments	2	191 856	76 220	50 891
Income before taxation		1 073 391	877 033	653 429
Taxation		150 381	97 950	52 609
Net income after taxation		923 010	779 083	600 820
Share of associate companies' retained income		117 853	91 056	55 964
(Income)/Loss attributable to minority interest		(4 012)	2 881	1 809
Earnings attributable to ordinary shareholders		1 036 851	873 020	658 593
Basic earnings per share (cents)	3	97	91	76
Fully diluted earnings per share (cents)	3	95	88	74
Headline earnings per share (cents)	3	112	102	91
Fully diluted headline earnings per share (cents)	3	109	99	88
Dividend per share (cents)	4	22	18	15
Dividend cover (times)		4	5	5

** Restated to reflect the consolidation of the share trust (see note 16).*

BALANCE SHEETS
at 30 June

	Notes	2004 R'000	2003* R'000	2002 R'000
ASSETS				
Non-current assets				
Intangible assets and goodwill		504 492	326 949	415 364
Property, plant and equipment		2 620 826	2 197 040	2 311 382
Plantations		166 564	5 193	4 678
Interest in associate companies	5	618 642	794 118	760 486
Interest in joint venture companies		–	–	–
Investments and loans		752 374	378 062	485 623
Deferred taxation assets		103 924	33 750	5 727
		4 766 822	3 735 112	3 983 260
Current assets				
Foreign currency assets		6 894	150 989	88 494
Inventories		1 348 515	893 754	1 109 204
Accounts receivable		3 387 137	2 352 460	2 378 130
Short-term loans		262 196	370 066	–
Taxation receivable		15 511	10 879	36 972
VAT receivable		101 860	116 883	148 757
Funds on call and deposit		1 532 418	198 597	48
Bank balances and cash		2 123 964	1 655 559	892 036
		8 778 495	5 749 187	4 653 641
Total assets		13 545 317	9 484 299	8 636 901
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	6	3 161 878	2 240 944	2 155 425
Reserves	7	3 363 372	2 688 303	2 228 944
Ordinary shareholders' equity		6 525 250	4 929 247	4 384 369
Minority interest		35 241	14 782	28 073
Non-current liabilities				
Long-term liabilities	8	3 268 799	1 646 779	984 684
Deferred taxation liabilities		118 512	44 360	7 223
		3 387 311	1 691 139	991 907
Current liabilities				
Accounts payable		2 757 878	1 572 275	1 854 209
Foreign currency liabilities		6 834	4 614	1 409
Short-term liabilities	9	591 793	693 441	705 828
Taxation payable		121 766	31905	73 283
VAT payable		23 920	9 421	23 706
Shareholders for dividend		84 647	192	–
Bank overdrafts		10 677	537 283	574 117
		3 597 515	2 849 131	3 232 552
Total equity and liabilities		13 545 317	9 484 299	8 636 901
Net asset value per share (cents)	3	581	523	484
As previously stated			522	483
Consolidation of employee share incentive trusts (note 16)			1	1

** Restated to reflect the consolidation of the share trust (see note 16).*

STATEMENTS OF CHANGES IN OWNERS' EQUITY
for the years ended 30 June

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2001 as previously stated	**1 681 887**	**139 918**	**1 074 001**	**2 895 806**
Change in accounting policy	–	–	1 468	1 468
Balance at 30 June 2001 restated	**1 681 887**	**139 918**	**1 075 469**	**2 897 274**
Earnings attributable to ordinary shareholders	–	–	658 593	658 593
Dividends	–	–	(26 694)	(26 694)
Issue of share capital	473 538	–	–	473 538
Increase in foreign currency translation reserve	–	381 658	–	381 658
Share of associate companies' retained earnings transferred to non-distributable reserves	–	55 964	(55 964)	–
Transfer to distributable reserves	–	(95)	95	–
Balance at 30 June 2002 as previously stated	**2 155 425**	**577 445**	**1 651 499**	**4 384 369**
Consolidation of employee share incentive trusts (note 16)	(10 055)	–	(257)	(10 312)
Balance at 30 June 2002 restated	**2 145 370**	**577 445**	**1 651 242**	**4 374 057**
Earnings attributable to ordinary shareholders	–	–	873 020	873 020
As previously stated	–	–	873 043	873 043
Consolidation of employee share incentive trusts (note 16)	–	–	(23)	(23)
Dividends	–	–	(16 955)	(16 955)
Issue of share capital (note 6)	95 574	–	–	95 574
As previously stated	98 178	–	–	98 178
Consolidation of employee share incentive trusts (note 16)	(2 604)	–	–	(2 604)
Decrease in foreign currency translation reserve	–	(378 696)	–	(378 696)
Acquisition of the remainder of shares of an associate company	–	(1 248)	–	(1 248)
Share of associate companies' retained earnings transferred to non-distributable reserves	–	66 320	(66 320)	–
Reserves released to income	–	(12 033)	(4 472)	(16 505)
Balance at 30 June 2003	**2 240 944**	**251 788**	**2 436 515**	**4 929 247**
Earnings attributable to ordinary shareholders	–	–	1 036 851	1 036 851
Dividends	–	–	(34 141)	(34 141)
Issue of share capital (note 6)	920 934	–	–	920 934
Decrease in foreign currency translation reserve	–	(329 837)	–	(329 837)
Restatement of available-for-sale financial assets to fair value	–	(14)	–	(14)
Share of associate companies' retained earnings transferred to non-distributable reserves	–	15 720	(15 720)	–
Share of associate companies' retained earnings transferred to distributable reserves	–	(23 292)	23 292	–
Investment reserves released to income	–	(1 125)	–	(1 125)
Increase in investment reserve	–	3 335	–	3 335
Balance at 30 June 2004	**3 161 878**	**(83 425)**	**3 446 797**	**6 525 250**

CASH FLOW STATEMENTS
for the years ended 30 June

	Notes	2004 R'000	2003* R'000	2002 R'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash generated from operations	11	1 539 365	898 243	955 011
Dividends received		21 869	17 230	7 506
Interest received		188 547	76 220	50 891
Interest paid		(268 694)	(197 397)	(130 190)
Dividends paid		(34 333)	(16 763)	(26 694)
Taxation paid		(117 480)	(85 749)	(59 457)
Net cash inflow from operating activities		1 329 274	691 784	797 067
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to property, plant and equipment		(400 482)	(585 237)	(406 129)
Proceeds from sale of property, plant and equipment		40 540	133 899	178 443
Acquisition of plantations		(146 942)	–	–
Net cash flow on acquisition of subsidiary companies	12	(549 533)	(17 822)	(595 116)
Net cash flow on disposal of subsidiary companies		5 250	(8 175)	(1 110)
Increase in investments and loans and short-term loans		(349 916)	(300 787)	(191 412)
Net decrease/(increase) in interest in associate companies		33 764	(34 060)	(364 752)
Increase in investment reserve		3 335	–	–
Net cash outflow from investing activities		(1 363 984)	(812 182)	(1 380 076)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds on issue of share capital	13	995 623	129 383	465 391
Treasury shares purchased		(74 694)	(37 674)	–
Decrease in bank overdrafts		(526 606)	(36 834)	445 361
Net increase in long-term liabilities		1 553 644	821 025	45 549
Net (decrease)/increase in short-term liabilities		(259 737)	117 810	(202 795)
Net cash inflow from financing activities		1 688 230	993 710	753 506
NET INCREASE IN CASH AND CASH EQUIVALENTS		1 653 520	873 312	170 497
Cash and cash equivalents at beginning of year		2 000 531	979 429	1 117 661
Effects of exchange rate changes on cash and cash equivalents		2 391	147 790	(308 989)
CASH AND CASH EQUIVALENTS AT END OF YEAR	14	3 656 442	2 000 531	979 169

** Restated to reflect the consolidation of the share trust (see note 16).*

SEGMENTAL INFORMATION
for the years ended 30 June

BUSINESS AND GEOGRAPHICAL SEGMENTS

The segment information set out below is based on the requirements of the South African Statement of Generally Accepted Accounting Practice AC 115 – Segment reporting.

Business segments

For management purposes, the group is currently organised into two operating divisions –Manufacturing and Wholesale & Distribution. These divisions are the basis on which the group reports its primary segment information.

Principal activities are as follows:

Manufacturing – manufacturing of household goods.

Wholesale and Distribution – warehousing, wholesaling and distribution of household goods.

Segment information about these businesses is presented below:

	Manufacturing R'000	Wholesale & Distribution R'000	Total R'000
Year ended 30 June 2004			
Revenue	7 334 650	3 237 480	10 572 130
Income before interest, taxation, discontinued operations, goodwill amortisation and impairment write-offs, including share of associate companies' income and excluding minority interests	922 236	496 720	1 418 956
Net assets	4 371 921	2 153 329	6 525 250
Year ended 30 June 2003			
Revenue	7 260 028	2 688 567	9 948 595
Income before interest, taxation, discontinued operations, goodwill amortisation and impairment write-offs, including share of associate companies' income and excluding minority interests	845 820	358 149	1 203 969
Net assets	3 504 396	1 424 851	4 929 247

	Southern Africa R'000	European Community R'000	Pacific Rim R'000	Total R'000
Geographical segments				
The group's operations are located in southern Africa, European Community and the Pacific Rim.				
Year ended 30 June 2004				
Revenue	2 772 290	6 719 641	1 080 199	10 572 130
Income before interest, taxation, discontinued operations, goodwill amortisation and impairment write-offs, including share of associate companies' income and excluding minority interests	362 863	982 113	73 980	1 418 956
Net assets	1 529 619	4 381 961	613 670	6 525 250

	Southern Africa R'000	European Community R'000	Pacific Rim R'000	Total R'000
Year ended 30 June 2003				
Revenue	2 668 211	6 778 857	501 527	9 948 595
Income before interest, taxation, discontinued operations, goodwill and impairment write-offs, including share of associate companies' income and excluding minority interests	236 245	947 915	19 809	1 203 969
Net assets	1 276 730	3 590 835	61 682	4 929 247

Income before interest, taxation, discontinued operations, goodwill amortisation and impairment write-offs, including share of associate companies' income and excluding minority interests is reconciled to operating income as follows:

	2004 R'000	2003 R'000
Income before interest, taxation, discontinued operations, goodwill amortisation and impairment write-offs, including share of associate companies' income and excluding minority interests	1 418 956	1 203 969
Profit/(Loss) on disposal of property, plant and equipment	6 514	(4 977)
Profit on disposal of businesses	234	2 207
Headline adjustment to associate income	6 114	3 973
Less: Share of associate companies' income	(117 853)	(91 056)
Less: Profit/(Loss) attributable to minority interest	4 012	(2 881)
Less: Goodwill amortisation and other impairment write-offs	(98 096)	(75 663)
Less: Discontinued operations	(69 652)	(37 362)
Operating income per income statement	1 150 229	998 210

Capital expenditure and depreciation per segment

Due to the structure and nature of activities of the group, capital expenditure and depreciation are managed on a group basis, which facilitates efficient and effective utilisation of group assets.

PRINCIPAL ACCOUNTING POLICIES

For the year ended 30 June 2004

The group annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, the going concern principle and on the historical cost basis, except for certain financial instruments and plantations which are carried at either fair value or amortised cost as appropriate and incorporate the following principal accounting policies, which have been consistently applied in all material respects, except for the consolidation of the share incentive trusts in accordance with the directive issued by the JSE Securities Exchange South Africa. The impact of the adoption of this directive is reflected in note 16.

PRESENTATION OF FINANCIAL STATEMENTS

These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are presented in South African Rand.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1 000.

CONSOLIDATION

The consolidated annual financial statements of Steinhoff International Holdings Limited incorporate the annual financial statements of the company and enterprises controlled by the company, which include

subsidiaries, associated companies, special purposes entities and joint ventures. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.

Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair value at the date of acquisition.

The operating results of subsidiaries acquired or disposed of during the reporting period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions, unrealised gains and losses and balances between group enterprises are eliminated on consolidation.

Premiums arising on the acquisitions of subsidiaries and any excess of net assets of a subsidiary over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

INTERESTS IN ASSOCIATES

An associate is an enterprise over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee. Significant influence is normally evidenced when the Steinhoff group owns 20% or more of the company's voting rights.

The results of associates are incorporated in these financial statements using the equity method of accounting based on their most recent audited financial statements. If the most recent available audited financial statements are for an accounting period that ended more than six months prior to the group's year-end, the most recent available management accounting results have been brought to account. The group's interest in the post-acquisition reserves of associated companies is treated as non-distributable in the group's annual financial statements. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Premiums arising on the acquisitions of interests in associates and any excess of net assets of an associate over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

INTERESTS IN JOINT VENTURES

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint ventures are accounted for by means of the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses of the jointly controlled entity is combined on a line-by-line basis with similar items in the group's annual financial statements. The consolidated cash flow statement includes the group's share of the cash flows of the jointly controlled entity. A proportionate share of intercompany items is eliminated.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost to the group, less accumulated depreciation.

Property, plant and equipment under construction are stated at cost.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying amount of the asset when it is probable that future economic benefits, in excess

of the originally assessed standard of performance of the item concerned, will flow to the enterprise. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is generally provided on the reducing balance basis at rates that will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry. Depreciation rates are:

Buildings	2%
Plant and machinery	10%
Motor vehicles	20%
Office equipment and furniture	10%
Computer equipment and software	25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Land is not depreciated. Lease improvements on capitalised lease premises are written-off over the term of the lease.

AGRICULTURE

The group's plantations are classified as biological assets. These assets are measured on initial recognition and at each balance sheet date at its fair value less estimated closure point-of-sale costs. Gains and losses arising from changes in the fair value of the plantations, are recorded in net profit or loss for the period in which it arises.

IMPAIRMENT OF ASSETS

The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase in the recoverable amount relates clearly to the reversal of the effect of that event.

PATENTS AND TRADEMARKS

The initial cost of acquiring a patent or trademark is capitalised and amortised on a straight-line basis over its estimated useful life, which ordinarily does not exceed 20 years. The cost of renewing patents and trademarks is charged to the income statement.

Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where considered necessary.

GOODWILL

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture company at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life, a period generally not exceeding 20 years. The estimated life is determined by the underlying

business acquired. The carrying amount of goodwill is reviewed annually for indications of impairments or changes in estimated future benefits. A write-down is made if the carrying amount exceeds the recoverable amount.

Goodwill arising on the acquisition of an associate is not recognised separately on the face of the balance sheet but is included within the carrying amount of the associate.

Goodwill arising on the acquisition of subsidiaries and joint venture companies is presented separately in the balance sheet.

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of acquisition. Negative goodwill that relates to anticipated future losses or expenditure is recognised as income when these losses or expenditure are incurred. Negative goodwill that relates to identifiable non-monetary assets acquired is recognised as income on a straight-line basis over the useful economic life of the non-monetary assets, a period generally not exceeding five years.

On disposal of a subsidiary, associate or joint venture company, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

LEASED ASSETS

The group as lessor

Rental income from operating leases is recognised when the income is due. The group is not party to any finance leases as lessor.

The group as lessee

Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Capitalised leased assets are depreciated using the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of these assets or, where shorter, the term of the relevant lease.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease agreements.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost of work-in-progress and finished goods comprises direct materials, direct labour costs and where appropriate, those manufacturing overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on the first-in, first-out basis. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Where necessary, provision is made for obsolete, slow-moving and defective inventories.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash and bank and near-cash financial instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Refer to policies on financial instruments below.

TREASURY SHARES

Shares purchased by wholly-owned group companies in their holding company and by the employee share trusts are classified as treasury shares and held at cost.

For presentation purposes treasury shares are netted off against the group's share capital in the consolidated balance sheet and the premium attached to them is netted off against the share premium account.

Dividends received on treasury shares are eliminated on consolidation.

TAXATION

The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding basis used in the computation of taxable income. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities that affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

FOREIGN CURRENCIES

Transactions in currencies other than the reporting currency are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.

In order to manage its exposure to foreign exchange risks, the group enters into currency forward contracts. Unrealised gains and losses arising on fair valuing currency forward contracts for identified exposures are charged to income and the resultant foreign exchange asset or liability recognised in the balance sheet.

All foreign subsidiaries of the company are classified as foreign entities. On consolidation, the assets and liabilities of these entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the entity is disposed of.

DISCONTINUED OPERATIONS

A discontinued operation is a significant distinguishable component of the group's business that is abandoned or terminated pursuant to a single formal plan and which represents a separate major line of business or geographical area of operations.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date.

REVENUE RECOGNITION

Sale of goods

Revenue from sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably and when the collectability of the consideration in respect of the sale is reasonably assured.

Interest

Interest revenue is recognised on a time : proportion basis by reference to the principal outstanding and at the interest rate applicable.

Rental income

Rental income is recognised when the right to receive rentals is assured.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. The capitalisation rate applied is the weighted average of the net borrowing costs applicable to the net borrowings of the company. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

EXCEPTIONAL ITEMS

All items of income and expense are taken into account in arriving at income before taxation. Where items of income and expense are of such size, nature or incidence that their disclosure is relevant to explain the performance of the group or company, they are separately disclosed and appropriate explanations are provided.

RETIREMENT BENEFIT COSTS

The group makes provision for post-retirement benefits to eligible employees and pensioners, the cost of which is assessed in accordance with actuarial principles and recognised on a systematic basis over employees' remaining years of service.

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to State-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial updates being carried out at each balance sheet date and formal valuations performed every three years.

Actuarial gains and losses which exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Current and future liabilities in respect of post-retirement medical benefits are recognised, as calculated by independent actuaries.

DIVIDEND RE-INVESTMENTS

Ordinary shares issued as a capitalisation dividend award are capitalised by applying to a shareholder's shareholding, on the dividend payment date, the ratio that a cash dividend bears to the issue price of the shares to be issued.

DIVIDEND COVER

Dividend cover is the number of times the dividend declared is covered by basic earnings per share.

RESEARCH AND DEVELOPMENT COSTS

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the year in which it is incurred, except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

PROVISIONS

Provisions are recognised when the group has a present constructive or legal obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

An onerous contract is a contract under which the unavoidable costs of meeting the obligation exceeds the economic benefit expected to be received under it. When a contract becomes onerous, the present obligation under a contract is recognised and measured as a provision.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument. All financial instruments are recorded at cost, including transactions costs, at initial recognition date. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets

The group's principal financial assets are investments and loans, accounts receivable, short-term loans, funds on call and deposit and bank and cash balances:

Investments and loans and short-term loans

The following categories of investments are measured at amortised cost using the effective interest rate method if they have a fixed maturity or at cost if there is no fixed maturity:

- loans and receivables originated by the group and not held for trading;
- held to maturity investments; and
- an investment in a financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.

Investments in securities are recognised on a trade-date basis and are initially measured at cost, including transaction costs. At subsequent reporting dates, debt securities that the group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Accounts receivable

Trade and other receivables originated by the group are stated at their cost less a provision for impairment. An estimate of doubtful debts is made based on a review of all outstanding amounts at balance sheet date. Bad debts are written-off during the period in which they are identified. Due to the short-term nature of the group's receivables, amortised cost approximates its fair value.

Funds on call and deposit and bank and cash balances

Cash on hand is measured at its face value.

Deposits held on call, and investments in money market instruments are classified as loans originated by the group and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Financial liabilities

The group's principal financial liabilities are Interest-bearing debt, accounts payable and bank borrowings:

Interest-bearing debt

interest-bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leases set out above.

Bank overdraft

Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable

Trade and other payables are stated at amortised cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Equity instruments

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

The group uses derivative financial instruments (primarily foreign currency forward contracts) to manage its risk associated with foreign currency fluctuations relating to certain firm commitments and forecasted transactions. Such derivatives are initially recorded at cost, if any and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Derecognition

Financial assets (or a portion thereof) are derecognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the income statement.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs and amount paid for it are included in the income statement.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices, adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. The fair value determined is adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

SEGMENTAL REPORTING

The group is structured into the following main operating segments:

- Manufacturing; and
- Wholesale & Distribution.

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions.

Secondary segmental reporting is based on the geographical location of the business.

CONTINGENCIES AND COMMITMENTS

Transactions are classified as contingencies where the group's obligation depends on uncertain future events.

Items are classified as commitments where the group commits itself to future transactions or if the items will result in the acquisition of assets.

SALIENT NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June

	2004 R'000	2003 R'000
1. FINANCE COSTS		
Interest paid		
– Loans	110 038	40 773
– Bank overdrafts	155 667	153 506
– Lease liabilities	31	38
– Other	2 958	3 080
	268 694	197 397
2. INCOME FROM INVESTMENTS		
Dividends received: Unlisted investments	3 309	4 474
Interest received: Bank balances and loans receivable	176 141	64 275
Interest received: Associate companies and joint ventures	12 406	7 471
	191 856	76 220

3. EARNINGS PER SHARE

3.1 Basic earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders by the weighted average number of shares in issue during the year.

Number of shares	'000	'000
Weighted average number of ordinary shares as previously stated		939 969
Consolidation of employee share incentive trusts		(3 124)
Capitalisation dividend		24 185
Weighted average number of ordinary shares	1 067 461	961 030
Earnings	**R'000**	**R'000**
Earnings attributable to ordinary shareholders as previously stated		873 043
Consolidation of employee share incentive trusts		(23)
Earnings attributable to ordinary shareholders	1 036 852	873 020
Basic earnings per share (cents)	97	91
As previously stated		93
Restatement as above		(2)

3.2 Diluted earnings per share

Fully diluted earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the diluted weighted average number of ordinary shares in issue during the year. The calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

Number of shares	'000	'000
Weighted average number of ordinary shares as previously stated		939 969
Consolidation of employee share incentive trusts		(3 124)
Capitalisation dividend		24 185
Weighted average number of ordinary shares	1 067 461	961 030
Effect of dilutive potential ordinary shares	24 175	30 486
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1 091 636	991 516

Earnings	2004 R'000	2003 R'000
Earnings attributable to ordinary shareholders as previously stated		873 043
Consolidation of employee share incentive trusts		(23)
Earnings attributable to ordinary shareholders	1 036 852	873 020
Fully diluted earnings per share (cents)	95	88
As previously stated		90
Restatement as above		(2)
Dilution percentage (%)	2	3

3.3 **Headline earnings per share**

Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.

Number of shares	'000	'000
Weighted average number of ordinary shares as previously stated		939 969
Consolidation of employee share incentive trusts		(3 124)
Capitalisation dividend		24 185
Weighted average number of ordinary shares	1 067 461	961 030

Earnings	R'000	R'000
Headline earnings are reconciled to earnings attributable to shareholders as follows:		
Earnings attributable to ordinary shareholders as previously stated		873 043
Consolidation of employee share incentive trusts		(23)
Earnings attributable to ordinary shareholders	1 036 851	873 020
Adjusted for:		
– Discontinued operations – South African manufacturing plants	12 289	18 090
– Discontinued operations – German manufacturing plants	57 363	19 272
– Goodwill amortisation and impairment write-offs	98 096	75 663
– (Profit)/Loss on disposal of property, plant and equipment	(6 514)	4 977
– Profit on disposal of subsidiaries and businesses	(234)	(12 000)
– Loss on disposal of subsidiaries and businesses	–	9 793
– Goodwill amortisation included in associate company income	3 494	4 590
– Negative goodwill amortisation included in associate company income	(8 900)	(8 670)
– (Profit)/Loss on disposal of property, plant and equipment included in associate company income	(707)	107
Headline earnings	1 191 738	984 842
Headline earnings per share (cents)	112	102
As previously stated		105
Restated as above		(3)

		2004	2003
3.4	**Diluted headline earnings per share**		
	Fully diluted headline earnings per share is calculated by dividing the headline earnings by the diluted weighted average number of shares in issue during the year.		
	Number of shares	**'000**	**'000**
	Weighted average number of ordinary shares as previously stated		939 969
	Consolidation of employee share incentive trusts		(3 124)
	Capitalisation dividend		24 185
	Weighted average number of ordinary shares	1 067 461	961 030
	Effect of dilutive potential ordinary shares	24 175	30 486
	Weighted average number of ordinary shares for the purpose of diluted headline earnings per share	1 091 636	991 516
	Earnings	**R'000**	**R'000**
	Headline earnings attributable to ordinary shareholders as previously stated		984 865
	Consolidation of employee share incentive trusts		(23)
	Headline earnings attributable to ordinary shareholders	1 191 738	984 842
	Fully diluted headline earnings per share (cents)	109	99
	As previously stated		101
	Restatement as above		(2)
	Dilution percentage	3	3

		2004	2003
3.5	**Net asset value per share**		
	Net asset value per share is calculated by dividing the net asset value by the issued share capital at year-end.		
	Number of shares	**'000**	**'000**
	Issued share capital at year-end	1 122 966	942 472
	Net asset value	**R'000**	**R'000**
	Net asset value	6 525 250	4 929 247
	Net asset value per share (cents)	581	523

4. DIVIDEND PER SHARE

The directors have resolved to declare a dividend of 22 cents per share (2003: 18 cents per share), which was paid on 8 November 2004 to those shareholders recorded in the books of the company at the close of business on 5 November 2004.

	2004 R'000	2003 R'000
5. INTEREST IN ASSOCIATE COMPANIES		
Shares at cost *less* amounts written-off		
– Unitrans Limited	430 756	430 756
– PG Bison Holdings (Pty) Limited	–	134 140
– Loungefoam Industries (Pty) Limited	9 576	–
	440 332	564 896
Attributable share of post-acquisition retained earnings		
– At beginning of year	166 605	99 472
– Exchange differences	–	(446)
– Current year share of income	117 853	91 056
– Dividends received	(64 125)	(17 230)
– Associates converted to subsidiaries	(61 300)	(6 247)
At end of year	159 033	166 605
Loans due by associate companies	19 277	62 617
	618 642	794 118

During the year the group acquired the remainder of the issued shares (2003: 34,9%) of PG Bison Holdings (Pty) Limited, which resulted in this entity becoming a subsidiary.

During the year the group acquired additional shares in Loungefoam Industries (Pty) Limited, which resulted in it holding 47,5% (2003: 33,3%) interest in the company at year-end.

	Percentage holding 2004 %	Percentage holding 2003 %	2004 R'000	2003 R'000
Listed				
• Unitrans Limited	25,8	26,1	583 782	538 287
– Shares			430 756	430 756
– Post-acquisition earnings			153 026	107 471
– Loans			–	60
Unlisted				
• PG Bison Holdings (Pty) Limited	–	34,9	–	217 238
• Loungefoam Industries (Pty) Limited	47,5	33,3	34 860	38 593
			618 642	794 118

	2004 R'000	2003 R'000
13 100 394 of the 19 956 784 shares that Steinhoff Africa Holdings (Pty) Limited held in Unitrans Limited at year-end, have been pledged as security for the long-term licence fee liability (see note 8).		
Market value of listed investment including directors' valuation of loan	558 780	426 138
Directors' valuation of unlisted investments	34 860	255 831
	593 640	681 969

The directors are of the opinion that the diminution in the value of the listed investment is not of a permanent nature and have therefore not provided for any impairment of the carrying value of their interest.

Nature of businesses

Unitrans Limited: Transportation and freight services PG Bison Holdings (Pty) Limited: Manufactures particleboard Loungefoam Industries (Pty) Limited: Manufactures foam products.

	2004 R'000	2003 R'000
Aggregate financial information in respect of associate companies:		
Balance sheets		
ASSETS		
– Property, plant and equipment	1 168 203	1 240 654
– Net current assets	203 498	427 135
– Deferred taxation	9 024	25 145
– Other assets	200 023	174 031
	1 580 748	1 866 965
EQUITY AND LIABILITIES		
– Share capital and reserves	1 352 328	1 531 388
– Long-term liabilities	34 563	145 445
– Deferred taxation	151 328	151 458
– Minority interest	42 529	38 674
	1 580 748	1 866 965
Income statements		
Revenue	10 694 481	8 684 084
Income before taxation	545 905	464 051
Taxation	(171 768)	(112 683)
Net income after taxation	374 137	351 368

6. SHARE CAPITAL AND PREMIUM

	2004 R'000	2003 R'000
6.1 Authorised		
1 500 000 000 (2003: 1 500 000 000) ordinary shares of 0,5 cent each	7 500	7 500
6.2 Issued		
1 122 966 175 (2003: 942 471 935) ordinary shares of 0,5 cent each	5 616	4 713
Share premium	3 156 262	2 236 231
Total issued share capital and premium	3 161 878	2 240 944
6.3 Movement of share capital and premium		
Opening balance	2 240 944	2 145 370
Movement for year	920 934	95 574
Shares issued for cash	971 083	130 600
Treasury shares sold for cash	75 294	–
Shares issued as consideration for business combination	–	2 335
Capitalisation dividend issued	163 650	141 283
Capitalisation issue debited to share premium	(163 650)	(141 283)
Listing expenses	(50 754)	(1 217)
Treasury shares purchased	(74 689)	(36 144)
Closing balance	3 161 878	2 240 944

		2004	2003
6.4	**Unissued shares**		
	Number of shares ('000)	377 033 825	557 528 065
	The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listings requirements of the JSE relating to a general authority of directors to issue shares for cash.		
6.5	**Share scheme rights**		
	Rights allocated at 30 June (number of shares)	24 175 344	30 485 804
	The above rights were issued in terms of The Steinhoff Share Trust, other share incentive schemes of companies acquired as well as in terms of a share scheme offered at listing in terms of which certain directors and executives have the right to acquire a number of shares at nominal value.		
6.6	**New scheme rights**	35 254 251	–
	Pursuant to the approval at the annual general meeting held on 1 December 2003, the company has implemented a new share incentive scheme subject to certain performance criteria being met. The total number of rights of 35 254 251 were allocated to 157 participants. As announced on SENS on 4 May 2004, 18 903 653 rights have been granted. A further number of 16 350 598 rights have been allocated subject to ratification on 2 October 2004 by the Human Resources and Remuneration Committee.		
6.7	**Disclosure requirements in terms of the Steinhoff Share Trust Deed**		
	– Number of shares reserved for the scheme remaining unissued	73 919 661	79 052 694
	– Number of shares sold by the trust to beneficiaries	10 077 463	3 352 800
	– Number of shares available for sale by the trustees to proposed participants	628 974	278 521

		R'000	R'000
7.	**RESERVES**		
7.1	**Non-distributable reserves**		
	Retained income of associate companies	160 376	167 948
	Investment reserve	5 848	3 638
	Restatement of available-for-sale financial assets to fair value	(14)	–
	Foreign currency translation reserve	(249 635)	80 202
		(83 425)	251 788
7.2	**Distributable reserves**		
	Retained income	3 446 797	2 436 515
		3 363 372	2 688 303

The investment reserve relates to incentives received which are released to income only on entitlement.

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary tax on companies. In the normal course of business, it is not expected that such a distribution from past distributable reserves will arise.

	2004 R'000	2003 R'000
8. LONG-TERM LIABILITIES		
8.1 Analysis of closing balance		
Secured financing:		
– Mortgage and term loans	356 227	331 597
– Capitalised finance lease and instalment sale agreements	24 360	200
– Long-term licence fee liability	249 146	277 713
	629 733	609 510
Unsecured financing:		
– Syndicated loan	1 322 352	860 957
– Guaranteed registered bonds	1 000 000	–
– Deferred payment – non-exiting vendors	229 400	–
– Puttable bonds	244 241	271 897
– Mortgage and term loans	67 851	–
– Other	36 708	24 180
	2 900 552	1 157 034
Total long-term liabilities	3 530 285	1 766 544
Portion payable before 30 June 2005 included in short-term liabilities (see note 9)	261 486	119 765
Net long-term liabilities	3 268 799	1 646 779
8.2 Weighted average interest rates	**%**	**%**
– Syndicated loan	3,17	4,16
– Mortgage and term loans	4,50	4,40
– Capitalised finance lease and instalment sale agreements	11,50	16,00
– Puttable bonds	6,94	6,94
– Guaranteed registered bonds	10,00	–
8.3 Analysis of repayments		
Repayable within the next year and thereafter:	**R'000**	**R'000**
– Next year	261 486	119 765
– Within 2 – 5 years	3 219 444	1 262 325
– Thereafter	49 355	384 454
	3 530 285	1 766 544

Loan details

• Syndicated loan with Citibank International plc and Commerzbank AG	**'000**	**'000**
Facilities available:		
– Term loan	€175 000	€99 995
– Revolving credit commitments	€125 000	€75 005
Amounts utilised/drawdowns:		
– Term loan	R1 322 352	R860 957
– Revolving credit – (2004: R nil (2003: utilisation of R86 100 000 included in short-term liabilities – note 9))	–	–

	2004 '000	2003 '000
The term loan is repayable in five equal quarterly repayments or three equal semi-annual repayments, commencing on 15 April 2005.		
The revolving credit commitments will be reduced and permanently cancelled in full by five equal quarterly or three equal semi-annual commitment reductions, commencing 15 April 2005.		
Steinhoff International Holdings Limited has subordinated a shareholder loan due from Steinhoff Europe AG (Austria), amounting to €220 000 000 until the senior debt has been unconditionally and irrevocably paid and discharged in full.		
• Commerzbank, OLB and DZ Bank		
Amounts utilised	R132 321	R174 328
These term loans are repayable in equal quarterly instalments, repayable with final payment on 31 December 2009.		
• Sparkasse Hochsauerlan, Bank BPH, Bank Handlowy, BNP Paribas and CIB		
Amounts utilised	R117 672	R25 830
These mortgage loans are secured and renegotiated at 12 to 18-month intervals and repayable between August and December 2005.		
• Royal Bank of Scotland plc		
Facilities available:	£16 400	£16 400
Amounts utilised	R106 234	R131 439
The term loan is repayable in six-monthly instalments of £1 250 000, repayable in full on 30 June 2006.		
• Capitalised finance lease and instalment sale agreements	R24 360	R200
Secured hire purchase and lease agreements, bearing interest at the prime overdraft rate, or prime less 1,5% repayable in monthly or annual instalments over periods of five to eight years.		
• Long-term licence fee liability due to Rand Merchant Bank	R249 146	R277 713
Repayable in equal instalments of R34 262 375 semi-annually with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market-related interest rate in South Africa.		
13 100 394 of the 19 956 784 shares that Steinhoff Africa Holdings (Pty) Limited held in Unitrans Limited at year-end, as well as funds on call and deposit to the amount of R198 487 028 have been pledged as security for the long-term licence fee liability (see note 5).		
• Deferred payment – non-exiting vendors	R229 400	–
Loan payable to non-exiting shareholders of PG Bison Holdings (Pty) Limited, on 25 June 2007, either in cash or shares in Steinhoff International Holdings Limited.		
• Rand Merchant Bank	R244 241	R271 897
Senior unsecured puttable bonds amounting to €37 500 000 at 6,94% effective interest, payable semi-annually in arrears in equal instalments. These bonds were issued at a discount of 16,3%.		

	2004 '000	2003 '000
• Guaranteed registered bonds	R1 000 000	–
Senior unsecured guaranteed registered bonds at 10,0% interest payable semi-annually in arrears on the last day of February and 31 August of each year, commencing on 29 February 2004, provided that the last date for such payment shall be on 29 February 2008. The bonds are repayable in full on 29 February 2008. These bonds are unconditionally and irrevocably guaranteed, jointly and severally by Steinhoff Africa Holdings (Pty) Limited and Steinhoff International Holdings Limited.		
• Raiffeisen Bank	R67 851	–
This loan is unsecured and repayable on 31 December 2005.		
• Other loans	R36 708	R24 180

The book value of assets encumbered in favour of the above mortgage and term loans and finance lease and instalment sale agreements amounts to R554 708 000 (2003: R575 078 000).

Certain comparative amounts have been reclassified in respect of the various loan categories in order to comply with the current year disclosure.

The reclassifications are as follows:

	Previously stated R'000	Reclassification R'000	Restated R'000
Mortgage and term loans – secured	355 777	(24 180)	331 597
Other loans – unsecured	–	24 180	24 180

	2004 R'000	2003 R'000
9. SHORT-TERM LIABILITIES		
Current portion of long-term liabilities (note 8)	261 486	119 765
Short-term loans payable	330 307	573 676
	591 793	693 441

The short-term loans mainly comprise loans with various European banks, repayable within a year. The loans bear interest at European banks' lending rates.

10. COMMITMENTS AND CONTINGENCIES

10.1 Capital expenditure

	2004 R'000	2003 R'000
Contracts for capital expenditure authorised	30 397	114 951
Capital expenditure authorised but not contracted for	184 699	63 329

10.2 **Amounts outstanding under operating lease agreements payable within the next year and thereafter:**

	Property R'000	Plant, equipment, vehicles and other R'000	Total R'000
Next year	264 160	67 039	331 199
Within 2 – 5 years	952 230	87 579	1 039 809
Thereafter	403 346	2 969	406 315

10.3 **Borrowing facilities**

In terms of the articles of association, the borrowing powers of the company are unlimited.

	2004 R'000	2003 R'000
10.4 **Unutilised borrowing facilities**	2 298 055	1 143 362

10.5 **Contingent liabilities**

The group has a possible exposure relating to the potential surplus or deficit of the PG Bison Pension Fund. There are a number of uncertainties, such as availability of former member data and extent of improper use of the surplus by the company that have prevented the board from concluding on the overall availability of the surplus or deficit. Management has concluded that due to the extent of the uncertainties, it will not be possible to reliably determine the potential surplus or deficit.

Certain other companies in the group are involved in disputes where the outcome is uncertain. The directors are, however, confident that they will be able to defend these actions, that the potential of outflow or settlement is remote and, if not, the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

	2004 R'000	2003 R'000
11. CASH GENERATED FROM OPERATIONS		
Net income before taxation	1 073 391	877 033
Adjusted for:		
Net (profit)/loss on disposal of property, plant and equipment	(6 514)	4 977
Fair value adjustment of plantations	(14 429)	(515)
Depreciation of property, plant and equipment	214 302	191 858
Amortisation and impairment of intangible assets	38 592	37 383
Impairment of property, plant and equipment	59 328	37 977
Other impairments	176	303
Investment income	(191 856)	(76 220)
Finance costs	268 694	197 397
Net profit on disposal of subsidiaries and businesses	(234)	(2 207)
Pension fund asset charge	1 617	2 359
Increase in benefit fund surplus	–	(5 000)
Investment reserve released to sundry income	(1 125)	(12 033)
Operating profit before working capital changes	1 441 942	1 253 312

	2004 R'000	2003 R'000
Working capital changes:		
Decrease in inventories	26 061	63 556
Increase in accounts receivable	(705 188)	(317 640)
Increase/(Decrease) in accounts payable	767 334	(91 774)
Decrease in VAT receivable	5 356	3 697
Increase/(Decrease) in VAT payable	3 860	(12 908)
Net changes in working capital	97 423	(355 069)
Cash generated from operations	1 539 365	898 243

12. NET CASH FLOW ON ACQUISITION OF SUBSIDIARY COMPANIES

The fair value of assets and liabilities assumed at date of acquisition were as follows:

	2004 R'000	2003 R'000
Assets:		
– Property, plant and equipment	570 389	65 004
– Inventories	578 629	45 643
– Accounts receivable	565 209	46 627
– Cash on hand	115 759	8 520
– Deferred taxation assets	45 232	11 858
– Trademarks	145 700	5 954
– Investments	18 128	781
Liabilities:		
– Long-term liabilities	(14 641)	(24 018)
– Trade payables	(593 448)	(79 457)
– Deferred taxation liabilities	(30 854)	–
– Taxation payable	(77 315)	(56)
– VAT payable	(10 639)	–
– Shareholders for dividend	(130 212)	–
– Foreign currency liability	(3 738)	–
– Short-term loans	(33 366)	(13 774)
– Shareholders' loan	–	(64 004)
Minority interest	(18 489)	9 139
Fair value of assets and liabilities acquired	1 126 344	12 217
Net goodwill at acquisition	113 287	22 391
Total consideration	(1 239 631)	(34 608)
Purchase price	(1 044 191)	(34 608)
Associate company converted to a subsidiary	(195 440)	–
Cash on hand at acquisition	112 021	8 520
Purchase consideration included in short-term liabilities	191 246	–
Purchase consideration included in long-term liabilities	229 400	–
Purchase consideration included in accounts receivable	(38 009)	–
Associate company converted to a subsidiary	195 440	8 266
Net cash outflow on acquisition of subsidiaries	(549 533)	(17 822)

13. PROCEEDS ON ISSUE OF SHARE CAPITAL

	2004 R'000	2003 R'000
Share capital and share premium issued for cash	1 046 377	130 600
Less: Issue expenses paid	(50 754)	(1 217)
Cash proceeds on issue of share capital	995 623	129 383

	2004 R'000	2003 R'000

14. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks as well as *near-cash instruments*. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2004 R'000	2003 R'000
Funds on call and deposits	1 532 418	198 597
Bank balances and cash	2 123 964	1 655 559
Bank overdrafts	–	–
Bank overdrafts per balance sheet	(10 677)	(537 283)
Less: Bank overdrafts included in financing activities	10 677	537 283
Net foreign currency assets	60	146 375
	3 656 442	2 000 531

Included in cash and cash equivalents are amounts of R2 795 million committed as security for future acquisitions and/or expenses of the group.

15. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiaries, joint ventures and associate companies within the group. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the groupwide treasury management of foreign currency movements. All material inter-group transactions are eliminated on consolidation.

15.1 Joint ventures and associate companies

Details of investments in associate companies are disclosed in note 5.

15.2 Interests of directors in contracts

All directors of the company have confirmed that they did not have any material interests in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

15.3 Related interests of directors and officers in share capital

Details have been included in the directors' report and in the analysis of shareholding.

16. PRIOR YEAR ADJUSTMENT

Consolidation of employee share incentive trusts

The accounting for the employee share incentive trusts have been changed to comply with AC 132: Consolidated financial statements and accounting for investments in subsidiaries. In terms of AC 132, all entities should be consolidated where the substance of the relationship indicates that an entity is controlled by the reporting enterprise. In addition, a directive in this regard was also issued by the JSE Securities Exchange South Africa. Since the group controls the employee share incentive trusts in substance, the trusts are consolidated with retrospective effect.

The aggregate effect of the application of AC 132 is as follows:

	As previously stated R'000	Adjustment R'000	Restated R'000
Distributable reserves			
Prior year opening balance	1 651 499	(257)	1 651 242
Share capital and premium			
Prior year opening balance	2 155 425	(10 055)	2 145 370
Prior year:			
Income statement			
Operating expenses	1 337 304	27	1 337 331
Income from investments	76 216	4	76 220
Earnings attributable to ordinary shareholders	873 043	(23)	873 020
Balance sheet			
Assets			
Investments and loans	386 247	(8 185)	378 062
Accounts receivable	2 352 807	(347)	2 352 460
Bank balances and cash	1 655 254	305	1 655 559
Equity and liabilities			
Share capital and premium	2 253 603	(12 659)	2 240 944
Reserves	2 688 583	(280)	2 688 303
Accounts payable	1 567 581	4 694	1 572 275
Taxation payable	31 887	18	31 905
Cash flow statement			
Net cash inflow from operating activities	691 823	(39)	691 784
Net cash outflow from investing activities	(812 189)	7	(812 182)
Net cash inflow from financing activities	993 633	77	993 710
Net decrease in cash and cash equivalents	873 267	45	873 312
Cash and cash equivalents at beginning of year	979 169	260	979 429
Cash and cash equivalents at end of year	2 000 226	305	2 000 531

Amounts included in the segment report have been adjusted accordingly.

INTERIM RESULTS FOR THE STEINHOFF GROUP FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

The relevant consolidated financial information of Steinhoff Investment and that of Steinhoff International is identical by virtue of Steinhoff Investment being a wholly-owned subsidiary of Steinhoff International, Steinhoff International being the only significant asset of Steinhoff International and Steinhoff Investment holding the entire issued share capital of the two main subsidiaries of the group.

The interim results for the six months ended 31 December 2004 (published on 7 March 2005) are unaudited.

1. ABRIDGED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

		Unaudited			Audited
	Notes	Six months *ended* 31 December 2004 R'000	Restated* Six months *ended* 31 December 2003 R'000	Percentage change	12 months *ended* 30 June 2004 R'000
Revenue		**7 058 754**	**5 387 194**	**31**	**10 572 130**
Operating income before depreciation		935 003	714 186	31	1 535 355
Depreciation		(143 478)	(114 136)		(214 302)
Operating income after depreciation		791 525	600 050	32	1 321 053
Exceptional items	*1*	(134)	(14 736)		(128 922)
Earnings before goodwill, interest and taxation		791 391	585 314	35	1 192 131
Goodwill amortised		–	(13 826)		(38 592)
Earnings before interest and taxation		791 391	571 488	38	1 153 539
Net finance charges		(56 541)	(64 125)		(80 147)
Earnings before taxation		**734 850**	**507 363**	**45**	**1 073 392**
Taxation		(96 890)	(61 452)		(150 381)
Earnings after taxation		**637 960**	**445 911**	**43**	**923 011**
Share of associated companies' retained earnings		42 186	54 091	(22)	117 853
Attributable to outside shareholders		700	(325)		(4 012)
Income attributable to shareholders		680 846	499 677	36	1 036 852
Number of shares in issue ('000)		1 129 321	1 122 881	1	1 122 966
Weighted average number of shares in issue ('000)		1 126 257	1 021 081	10	1 067 461
Attributable income (R'000)		680 846	499 677	36	1 036 852
Headline earnings (R'000)	*2*	677 703	528 717	28	1 191 738
Earnings per share (cents)		60	49	22	97
Headline earnings per share (cents)		60	52	15	112
Dividend per share (cents)					22
Average currency translation rate (Rand:Euro)		7,8312	8,2051	(5)	8,2145

	Unaudited Six months ended 31 December 2004 R'000	Unaudited Restated* Six months ended 31 December 2003 R'000	Percentage change	Audited 12 months ended 30 June 2004 R'000
Note 1: Exceptional items				
– Profit on disposal of business				234
– Discontinued operations				(69 652)
– Impairment of property, plant and equipment	(134)	(14 736)		(59 504)
	(134)	(14 736)		(128 922)
Note 2: Headline earnings calculation				
Income attributable to shareholders	680 846	499 677		1 036 852
Adjustment for:				
– Exceptional items	134	14 736		128 922
– Goodwill amortisation	–	13 826		38 592
– (Profit)/Loss on disposal of property, plant and equipment	(4 571)	(1 414)		(6 514)
– Loss on disposal of property, plant and equipment, included in share of associate income	1 183	(66)		(707)
– Impairment/Amortisation of goodwill included in share of associate income	111	1 958		3 493
– Negative goodwill included in share of associate income				(8 900)
Headline earnings for period	**677 703**	**528 717**	**28**	**1 191 738**

* Prior year figures have been restated to reflect the consolidation of the share trust, and adjusting the weighted average number of shares in issue with the capitalisation shares issued during 2004, in terms of AC 104. These adjustments had the effect of reducing earnings per share from 50 cents to 49 cents and headline earnings per share from 53 cents to 52 cents.

2. ABRIDGED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

	Unaudited		Audited
	Six months ended 31 December 2004 R'000	Restated* Six months ended 31 December 2003 R'000	12 months ended 30 June 2004 R'000
Operating profit before working capital changes	930 432	712 930	1 441 942
Net changes in working capital	(479 531)	(234 916)	97 420
Cash generated from operations	450 901	478 014	1 539 362
Net finance costs	(56 542)	(64 125)	(80 147)
Dividends paid	(333 013)	(34 025)	(34 333)
Dividends received	19 957	18 560	21 869
Taxation	(115 326)	(61 671)	(117 480)
Net cash (outflow)/inflow from operating activities	(34 023)	336 753	1 329 271
Net cash outflow from investing activities	(817 389)	(897 250)	(1 363 982)
Net cash inflow from financing activities	686 187	1 367 476	1 688 230
Net (decrease)/increase in cash and cash equivalents	(165 225)	806 979	1 653 519
Effects of exchange rate changes on cash and cash equivalents	8 275	3 031	2 392
Cash and cash equivalents – beginning of period	3 656 442	2 000 226	2 000 531
Cash and cash equivalents – end of period	3 499 492	2 810 236	3 656 442
Cash and cash equivalents can be reconciled to the balance sheet as follows:			
– Cash and cash equivalents above	3 499 492	2 810 236	3 656 442
– Overdrafts included in financing activities	366 383	21 146	10 677
Cash and cash equivalents per balance sheet	3 133 109	2 789 090	3 645 765

* Prior year figures have been restated to reflect the consolidation of the share trust.

3. ABRIDGED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2004

	Unaudited		Audited
	31 December 2004 R'000	Restated* 31 December 2003 R'000	30 June 2004 R'000
ASSETS			
Non-current assets			
Property, plant and equipment, plantations and intangible assets	3 497 610	2 746 626	3 291 880
Investments and loans	1 436 793	1 295 600	1 371 016
Deferred tax assets	109 420	35 099	103 924
	5 043 823	4 077 325	4 766 820
Current assets			
Accounts receivable and short-term loans	4 301 985	3 348 655	3 766 704
Inventories	1 509 357	1 110 654	1 348 515
Cash and cash equivalents	3 133 109	2 789 090	3 645 765
Net cash balances	3 114 417	2 591 942	3 645 705
Near cash financial instruments	18 692	197 148	60
	8 944 451	7 248 399	8 760 984
Total assets	13 988 274	11 325 724	13 527 804
EQUITY AND LIABILITIES			
Capital and reserves	7 087 161	6 309 775	6 525 251
Outside shareholders' interest	32 890	14 131	35 241
Non-current liabilities			
Deferred tax liabilities	146 701	50 634	118 512
Long-term liabilities	2 930 284	2 569 156	3 088 178
Long-term licence fee liability	135 548	201 337	180 621
	3 212 533	2 821 127	3 387 311
Current liabilities			
Net interest-bearing	1 049 884	409 798	523 269
Accounts payable and provisions	2 605 806	1 770 893	3 056 732
	3 655 690	2 180 691	3 580 001
Total equity and liabilities	13 988 274	11 325 724	13 527 804
Net asset value per share (cents)	628	562	581
Gearing ratio – net (%)	12	6	–
Closing exchange rate (Rand:Euro)	7,6623	8,3773	7,5563

* *Prior year figures have been restated to reflect the consolidation of the share trust.*

4. STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2004 as previously stated	3 161 878	(83 425)	3 446 798	6 525 251
Negative goodwill released (refer note 2)	–	–	36 633	36 633
Balance at 30 June 2004 restated	3 161 878	(83 425)	3 483 431	6 561 884
Earnings attributable to shareholders	–	–	680 846	680 846
Dividends paid	–	–	(248 366)	(248 366)
Issue of shares	24 825	–	–	24 825
Increase in foreign currency translation reserve	–	68 411	–	68 411
Share of associate companies' retained earnings transferred to non-distributable reserves	–	22 229	(22 229)	–
Decrease in investment reserve	–	(439)	–	(439)
Balance at end of period	3 186 703	6 776	3 893 682	7 087 161

Notes:

1. These consolidated summarised interim financial statements are prepared in accordance with AC 127: Interim Financial Reporting. The accounting policies and methods of computation for the financial statements for the six months ended 31 December 2004 are consistent with those applied in the year ended 30 June 2004, except as described in note 2 below and are in accordance with South African Statements of Generally Accepted Accounting Practice and the Companies Act in South Africa.
2. Change in accounting policy:

   IFRS3 (AC 140): Business Combinations

   The adoption of this statement resulted in a change in the accounting policy for goodwill. For all business combinations on or after 31 March 2004, goodwill is measured as the excess of the cost of the acquisition "over the interest in the fair value of the assets, liabilities and contingent liabilities acquired and recognised".

   Until 30 June 2004, goodwill was amortised on a straight-line basis over its useful life generally not exceeding 20 years.

   In accordance with the provisions of IFRS3 (AC 140):
   - the group no longer amortises goodwill from 1 July 2004;
   - the provisional amount of negative goodwill arising from the consolidation of PG Bison was transferred to reserves; and
   - from 1 July 2004 onwards, goodwill is measured annually for impairment in terms of IAS 36 (AC 128: Impairment of Assets), as well as when there are indications of impairment.

Corporate Governance

The group subscribes to and complies with generally accepted corporate governance practices and principles as enunciated in its Charter.

Social responsibility

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious about the needs in this regard.

COMMENTARY

REVIEW OF RESULTS

Performance

The group's headline earnings for the period increased by 28% to R678 million (2003: R529 million) and revenues increased by 31% to R7 059 million (2003: R5 387 million). The average conversion rate used for the translation of foreign income and expenditure was R7,8312: €1 compared to R8,2051: €1 in respect of the corresponding period in 2003, representing a strengthening in the Rand conversion rate of 5%.

The group generated 71% (2003: 81%) of its consolidated revenues in currencies other than South African rand, primarily euro, pound sterling, US dollar and Australian dollar. In euro terms, the growth in revenues amounted to 37%, from €657 million to €901 million. Organic growth over the period was augmented by acquisitive growth.

The results, yet again, confirm the group's business model off an expanded geographical base, combining and growing the mix between third party sourcing *vis-à-vis* own manufacturing, and diversification strategies followed in different regions. The results were achieved in a period where the economic and trading conditions in Europe and the United Kingdom were fiercely competitive, whereas the Pacific Rim was challenging and South Africa experienced strong consumer demand.

Headline earnings per share increased by 15% to 60 cents (2003: 52 cents) with basic earnings per share increasing by 22% from 49 cents to 60 cents. The weighted average number of shares in issue over the period increased by 10% to 1 126 million (2003: 1 021 million), principally as a result of the 145 million shares that were issued in terms of the International Equity placement of November 2003 and consequently had a limited impact on the weighted average number of shares for the corresponding period.

Shareholders' funds grew to R7 087 million (2003: R6 310 million) and the annualised return on average shareholders' funds over the six months was stable at 20% (2003: 19%). The net asset value per share increased by 8,1% from 581 cents on 30 June 2004 to 628 cents at 31 December 2004.

The group continued to generate positive cash flow from operations of R451 million (2003: R478 million). The group also continued its stated policy of funding suppliers and third party producers to secure preference of supply and favourable settlement discounts that benefited margins. The current period cash flow is stated after providing for the increased working capital requirements, which included the expanded Pacific Rim operations, acquired in December 2003. Cash outflow from investing activities primarily represents normal maintenance capital expenditure. The cash inflow from financing activities represents normal treasury activities; in the previous period, cash inflow from this source included the proceeds of the International Equity placement.

The group's strategy of low-cost sourcing in terms of own manufactured, combined with third party produced products, is continuing to deliver pleasing results. This strategy enhances the group's flexibility and product offering and continues to increase its market share in its principal markets.

The average operating margin of the group was stable at 11,2% (2003: 11,1%) which should be viewed in relation to the traditionally higher full-year margins, resulting from the seasonal nature of the business. The improvement in efficiencies throughout the supply chain continues and stand to further benefit from critical mass achieved as a result of organic growth supplemented by recent acquisitions. The group is particularly pleased with the growing success of its combined European and Australian import and distribution business of products sourced from China and other countries in the Pacific Rim.

Net finance charges, which include interest received on suppliers' funding, for the year were R57 million (2003: R64 million). The group's treasury operation actively utilises the improved capital structure to enhance the credit profile to secure efficient funding and lower interest rates in all the regions in which it operates.

At 31 December 2004 Steinhoff had net interest-bearing debt of R866 million (2003: R387 million) resulting in a debt : shareholders' funds ratio of 12% (2003: 6%). The increased net borrowings arose from the payment of the 2004 cash dividend (2003: mainly scrip dividend) and the acquisition funding incurred during the period (e.g. the cash element of the PG Bison acquisition). A portion of the group's cash resources in South Africa at 31 December 2004 was earmarked for the Unitrans acquisition which became unconditional in January 2005.

The taxation charge increased to R97 million (2003: R62 million) in line with management expectations. Management remains confident that the average tax rate of the group will be maintained at these levels for the foreseeable future.

SEGMENTAL ANALYSIS

The group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale and distribution.

SEGMENTAL ANALYSIS IN EURO

Six months ended 31 December 2004

€'000	Revenue 31 December 2004	Revenue 31 December 2003	Percentage change
Manufacturing	610 733	446 465	37
Wholesale & Distribution	290 630	210 101	38
Total	**901 363**	**656 566**	**37**

Six months ended 31 December 2003

€'000	Earnings* 31 December 2004	Earnings* 31 December 2003	Percentage change
Manufacturing	71 029	53 482	33
Wholesale & Distribution	35 102	26 260	34
Total	**106 131**	**79 742**	**33**

* *Earnings before interest, taxation and impairment write-offs, including share of associate companies' income.*

GEOGRAPHICAL ANALYSIS IN EURO

Six months ended 31 December 2004

€'000	Revenue 31 December 2004	Revenue# 31 December 2003	Percentage change
Southern Africa	320 716	180 664	78
European Community	424 378	375 865	13
Pacific Rim	156 269	100 037	56
Total	**901 363**	**656 566**	**37**

Prior year figures have been allocated to incorporate the reclassification used for the current reporting period.

Six months ended 31 December 2003

€'000	Earnings* 31 December 2004	Earnings*# 31 December 2003	Percentage change
Southern Africa	32 547	17 994	81
European Community	59 697	54 125	10
Pacific Rim	13 887	7 623	82
Total	**106 131**	**79 742**	**33**

* Earnings before interest, taxation and impairment write-offs, including share of associate companies' income.

Prior year figures have been allocated to incorporate the reclassification used for the current reporting period.

SEGMENTAL ANALYSIS IN RAND

Six months ended 31 December 2004

R'000	Revenue	%	Earnings*	%	Net assets**	%
Manufacturing	4 782 771	68	556 241	67	4 677 531	66
Wholesale & Distribution	2 275 983	32	274 893	33	2 409 630	34
Total	**7 058 754**	**100**	**831 134**	**100**	**7 087 161**	**100**

* Earnings before interest, taxation and impairment write-offs, including share of associate companies' income.

** Prior year figures have been restated to reflect the consolidation of the share trust.

Six months ended 31 December 2003

R'000	Revenue	%	Earnings*	%	Net assets**	%
Manufacturing	3 663 292	68	438 824	67	4 412 960	70
Wholesale & Distribution	1 723 902	32	215 470	33	1 896 815	30
Total	**5 387 194**	**100**	**654 294**	**100**	**6 309 775**	**100**

* Earnings before interest, taxation and impairment write-offs, including share of associate companies' income.

** Prior year figures have been restated to reflect the consolidation of the share trust.

GEOGRAPHICAL ANALYSIS IN RAND

Six months ended 31 December 2004

R'000	Revenue	%	Earnings*	%	Net assets**	%
Southern Africa	2 511 591	36	254 883	31	1 722 742	24
European Community	3 323 389	47	467 499	56	4 652 162	66
Pacific Rim	1 223 774	17	108 752	13	712 257	10
Total	**7 058 754**	**100**	**831 134**	**100**	**7 087 161**	**100**

* Earnings before interest, taxation and impairment write-offs, including share of associate companies' income.

** Prior year figures have been restated to reflect the consolidation of the share trust.

Six months ended 31 December 2003

R'000	Revenue#	%	Earnings*#	%	Net assets**	%
Southern Africa	1 482 370	28	147 642	23	1 422 680	23
European Community	3 084 010	57	444 101	67	4 821 303	76
Pacific Rim	820 814	15	62 551	10	65 792	1
Total	**5 387 194**	**100**	**654 294**	**100**	**6 309 775**	**100**

\# Prior year figures have been allocated to incorporate the reclassification used for the current reporting period.

* Earnings before interest, taxation and impairment write-offs, including share of associate companies' income.

** Prior year figures have been restated to reflect the consolidation of the share trust.

An amount of R496 million (2003: R445 million) of Africa's revenue represents exports to the European Community and the USA, amounting to approximately 20% (2003: 30%) of its activities. The group's direct exposure to the local South African furniture market amounted to 13% (2003: 19%).

CORPORATE ACTIVITY

The group concluded the following corporate transactions during the period under review:

- Steinhoff exercised its pre-emptive right on the 34 216 680 shares held by Murray & Roberts Limited ("M&R") in Unitrans Limited ("Unitrans"). The purchase price was subsequently determined at

2 632 cents per Unitrans share and this acquisition became unconditional on 12 January 2005. Accordingly, Steinhoff paid the purchase price of R900 million to M&R on 17 January 2005, resulting in Unitrans becoming a 60,8% owned subsidiary of Steinhoff, with the relevant shareholders' agreement with M&R being terminated. The mandatory offer to Unitrans minority shareholders at 2 632 cents per share as required by the Securities Regulation Panel was circularised on Friday, 25 February 2005 and closed on Friday, 18 March 2005;

- with effect from 1 October 2004, Steinhoff acquired the assets, including designs, brands, trademarks, drawings and manufacturing equipment, of Hukla Möbelwerke GmbH, one of its former major competitors in Germany which was placed in liquidation. Hukla is a well-known brand in Germany, serving the upper-end of the market for upholstery, recliner and mattress products. With the acquisition of Hukla, Steinhoff also gains a distribution presence in France, a region in which it has had to date, a very limited presence and an entry into the German bedding market; and
- Steinhoff Europe entered into a licensing agreement with the toy distributor, Lego, in terms of which it acquired the naming rights for Children's Furniture to be marketed and distributed under the "Lego" brand. The Lego addition complements Steinhoff's existing children's range distributed under the "Janosh" brand.

OUTLOOK

The European and Pacific Rim operations continue to grow through leveraging their core strategies and competencies. The combination of the European sourcing business with the sourcing business in Australia is showing positive results, and will further improve as a result of the establishment of the centralised buying office in China. The latter will co-ordinate worldwide sourcing activities, resulting in critical mass-related benefits and ensures that sourced products adhere to Steinhoff's quality control standards.

In the German region, the market's consolidation trend is continuing as is evidenced by on-going liquidations. In this environment, Steinhoff benefits from its strategic relationships, diversity of its product offering, financial strength, logistical support and high service levels. These factors contribute to Steinhoff remaining one of the suppliers of choice to many of the larger retailers and buying groups.

The group's extensive product range, which was further supplemented by the recent Hukla acquisition and complementary brands are continuing to gain consumer appeal. Based on the level of interest and order intake at recent European furniture fairs Steinhoff's expanded product range and price points augur well for the future.

The group expects to benefit from the continued buoyancy in the South African retail market. The Timber division, under which Exports are included, has experienced a tough trading period and is continuing to be adversely impacted by the strong Rand. Management has taken remedial steps to ensure its viability.

PG Bison forms a fundamental part of Steinhoff's timber strategy and is poised to deliver the benefits associated with its integrated strategy in South Africa.

The incorporation of Unitrans as a subsidiary and the optimisation of the operational synergies will flow into the future. The group will consolidate Unitrans' results, which are expected to make a significant contribution, for the six-month period ending 30 June 2005.

Management expects real growth in headline earnings from the continuing operations for the remainder of the current financial year.

DIVIDEND

It is the group's policy to declare dividends once a year after its financial year-end at 30 June.

DETAILS OF LONG-TERM LIABILITIES AT 31 DECEMBER 2004

	31 December 2004 R'000	30 June 2004 R'000
1. ANALYSIS OF CLOSING BALANCE		
Secured financing:		
– Mortgage and term loans	379 971	356 227
– Capitalised finance lease and instalment sale agreements	24 621	24 360
– Long-term licence fee liability	234 542	249 146
	639 134	629 733
Unsecured financing:		
– Syndicated loan	1 992 198	1 322 352
– Guaranteed registered bonds	1 000 000	1 000 000
– Deferred payment – non-exiting vendors	229 400	229 400
– Puttable bonds	–	244 241
– Term loans	61 148	67 851
– Other	45 310	36 708
	3 328 056	2 900 552
Total long-term liabilities	3 967 190	3 530 285
Portion payable before 30 June 2005 included in short-term liabilities	901 358	261 486
Net long-term liabilities	3 065 832	3 268 799
2. WEIGHTED AVERAGE INTEREST RATES	**%**	**%**
– Syndicated loan	3.17	3,17
– Mortgage and term loans	4.50	4,50
– Capitalised finance lease and instalment sale agreements	11.50	11,5
– Puttable bonds	–	6,94
– Guaranteed registered bonds	10.00	10,00
3. ANALYSIS OF REPAYMENTS		
Repayable within the next year and thereafter:	**R'000**	**R'000**
– Next year	901 358	261 486
– Within 2 – 5 years	3 065 636	3 219 444
– Thereafter	196	49 355
	3 967 190	3 530 285

Loan details

• Syndicated loan with Citibank International plc and Commerzbank AG	**'000**	**'000**
Facilities available:		
– Term loan	€175 000	€175 000
– Revolving credit commitments	€125 000	€125 000
• Amounts utilised/drawdowns:		
– Term loan	R1 340 903	R1 322 352
– Revolving credit	R651 296	R0

The term loan is repayable in five equal quarterly repayments or three equal semi-annual payments.

	31 December 2004 '000	30 June 2004 '000
Loan details (continued)		
• Commerzbank, OLB and DZ Bank		
Amounts utilised	R117 823	R132 321
These term loans are repayable in equal quarterly instalments, repayable with final payment on 31 December 2009.		
• Sparkasse Hochsauerlan, Bank BPH, Bank Handlowy, BNP Paribas and CIB		
Amounts utilised	R31 360	R117 672
These mortgage loans are secured and renegotiated at 12 to 18-month intervals and repayable between August and December 2005.		
• Royal Bank of Scotland plc Facilities available:	£16 400	£16 400
Amounts utilised	R101 700	R106 234
The term loan is repayable in six monthly instalments of £1 250 000, repayable in full on 30 June 2006.		
• Capitalised finance lease and instalment sale agreements Secured hire purchase and lease agreements, bearing interest at the prime overdraft rate, or prime less 1,5% repayable in monthly or annual instalments over periods of five to eight years.	R24 621	R24 360
• Long-term licence fee liability due to Rand Merchant Bank Repayable in equal instalments of R34 262 375 semi-annually with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market-related interest rate in South Africa.	R234 542	R249 146
13 100 394 of the 19 956 784 shares that Steinhoff Africa Holdings (Pty) Limited held in Unitrans Limited at year-end, as well as funds on call and deposit to the amount of R198 487 028 have been pledged as security for the long-term licence fee liability.		
• Deferred payment – non-exiting vendors Loan payable to non-exiting shareholders of PG Bison Holdings (Pty) Limited, on 25 June 2007, either in cash or shares in Steinhoff International Holdings Limited.	R229 400	R229 400
• Rand Merchant Bank Senior unsecured puttable bonds amounting to €37 500 000 at 6,94% effective interest, payable semi-annually in arrears in equal instalments. These bonds, which were issued at a discount at 16,3%, have been effectively redeemed during November 2004.	–	R244 241
• Guaranteed registered bonds Senior unsecured guaranteed registered bonds at 10,0% interest payable semi-annually in arrears on the last day of February and 31 August of each year, commencing on 29 February 2004, provided that the last date for such payment shall be on 29 February 2008.	R1 000 000	R1 000 000
The bonds are repayable in full on 29 February 2008. These bonds are unconditionally and irrevocably guaranteed, jointly and severally by Steinhoff Africa Holdings (Pty) Limited and Steinhoff International Holdings Limited.		

	31 December 2004 '000	30 June 2004 '000
Loan details (continued)		
• Raiffeisen Bank This loan is unsecured and repayable on 31 December 2005.	R61 148	R67 851
• Other loans The book value of assets encumbered in favour of the above mortgage and term loans and finance lease and instalment sale agreements amounts to R554 708 000 (2003: R575 078 000) (2002: R581 190 000).	R45 310	R36 708

EXTRACTS FROM THE ARTICLES OF ASSOCIATION OF STEINHOFF INVESTMENT

1. BORROWING POWERS

25. The directors may in their discretion, from time to time, raise, borrow or secure from the members or other persons any sums of money for the purposes of the company, provided that the total amount owing by the company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

26.1 The directors may raise or secure the repayment of such monies in such manner and upon such terms and conditions in all respects as they think fit, and in particular may mortgage or bind all or part of the undertaking, property and rights of the company, both present and future, and issue and reissue secured or unsecured debentures and debenture stock.

26.2 Debentures, debenture stock, bonds and other instruments of debt may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise, shall be given, save with the sanction of the company in general meeting.

2. DIRECTORS

49. The number of directors shall not be less than 4 (four).

50.3 The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day, those to retire shall, unless they otherwise agree among themselves, be determined by lot.

50.8 If a director is appointed a managing director or as an employee of the company in any other capacity, the contract under which he is appointed may provide that he shall not, while he continues to hold that position or office under contract for a term of years, be subject to retirement by rotation during the currency of such contract and he shall not in such case be taken into account in determining the rotation of retirement of directors provided that, less than ½ (half) of the directors may be appointed to any such position on the condition that they shall not be subject to retirement by rotation. The appointment of a director to such capacity or office and his remuneration in respect thereof, shall be determined by a disinterested quorum of directors.

51. The remuneration of directors shall from time to time, be determined by the company in general meeting.

52.1 If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director in such manner as a quorum of disinterested directors may decide, and such remuneration may be either in addition to, or in substitution for his remuneration as determined under the last preceding article.

52.2 The directors shall be compensated for all travelling and other expenses which they have incurred properly and necessarily in connection with the affairs of the company and in attending meetings of the directors or of committees thereof.

53. A director or alternate director is not required to hold any shares to qualify as such.

54. Each director shall have the power to nominate another person to act as alternate director in his place during his absence or inability to act, and the appointment shall remain effective unless the directors decide to cancel the appointment at the next succeeding meeting. On his appointment as such, the alternate director shall, in all respects, be subject to all the conditions applicable to the other directors of the company.

55.1 An alternate director, whilst acting in the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall be cancelled, and the alternate director shall cease to hold office whenever the director who appointed him shall cease to be a director, or give notice to the secretary of the company that the alternate director representing him shall have ceased to do so, and in case of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors nominating a person to fill such vacancy, subject to the approval of the board.

55.2 An alternate director:

55.2.1 is entitled to attend a meeting of directors or to act or to vote if the director to whom he is an alternate is not present: provided that he may attend a meeting of the directors at which the director to whom he is an alternate is present if the other directors agree to it;

55.2.2 is only entitled to sign a resolution which may lawfully and effectively be taken otherwise than at a meeting of directors in terms of the act if the director to whom he is an alternate is at that stage absent from the place where he is normally resident or is not able to act;

55.2.3 may subject to the aforegoing, in general, exercise all the rights of the director to whom he is an alternate in the absence or during the incapacity of that director;

55.2.4 is in all respects subject to the terms and conditions pertaining to the appointment, the rights and duties and the occupation of the office of director to whom he is an alternate, but is only entitled to such remuneration as the directors may decide in their discretion.

3. POWERS AND DUTIES OF DIRECTORS

56. The business of the company shall be managed by the directors. They may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject, nevertheless, to the provisions of the Act, of these articles and such regulations, not inconsistent with these articles, as may be prescribed by the company in general meeting.

56.A Without in any way limiting or restricting the general powers of the directors, the directors are hereby authorised to make payments to its members (or any of its members) subject to the provisions of the statutes, and in particular section 90 of the Act, and the requirements of the JSE. All unclaimed amounts due by the company in terms hereof or as a result of the acquisition of its own shares, may be invested or utilised by the directors in their discretion for the benefit of the company until claimed.

57. The directors may from time to time appoint 1 (one) person or more persons to the office of managing director or manager or in an executive office, for such period and at such remuneration (whether by way of salary or commission, or participation in profits, or partly in one way, and partly in another), as they may think fit in terms of a service agreement or without.

58. The directors may from time to time entrust to or confer upon a managing director or manager such of the powers and authorities vested in them, as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient. The directors may confer such powers and authorities either collaterally or to the exclusion of, and in substitution for, all or any of the powers and authorities of the directors and may from time to time, revoke or vary all or any of such powers and authorities.

60. The office of director shall be vacated if the director:

60.1 does not qualify to be or is by an order prohibited from being a director in terms of the provisions of sections 218 and 219 of the Act;

60.2 resigns his office by notice in writing to the company;

60.3 is absent from meetings of directors for 2 (two) consecutive meetings without special leave of absence after the other directors had resolved that the office be vacated: provided that this provision shall not apply to a director represented by an alternate who was present;

60.4 is removed from office in terms of section 220 of the Act;

60.5 is removed from office by resolution in writing signed by all his co-directors;

60.6 becomes insane, or his estate is sequestrated;

60.7 becomes 71 years of age.

62. The directors shall have the power to appoint a person as additional director or to fill a casual vacancy at any time and from time to time, and the appointment shall be subject to confirmation at the next succeeding annual general meeting.

4. PROCEEDINGS OF DIRECTORS AND COMMITTEES

63.1 The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit.

63.2 Questions arising at any meeting shall be decided by a majority of votes.

63.3 In the event of an equality of votes the chairman shall not have a second or casting vote.

64. Two directors may, and the secretary on the requisition of two directors shall, at any time convene a meeting of the directors.

65. The following provisions apply in respect of the proceedings of directors:

65.1 the quorum necessary for the transaction of the business of the directors, may be fixed by the directors and unless so fixed shall be one-half of the appointed and acting directors plus 1 (one) and when the number of directors does not exceed 4 (four), shall be 3 (three);

65.2 subject to the provisions of Article 66.3, the continuing directors may act notwithstanding any vacancy in their body;

65.3 though the continued directors may act notwithstanding any vacancy in their body if and so long as their number is reduced below the number fixed by or pursuant to the articles of the company as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

65.4 A resolution signed by directors (or their alternatives, if applicable) who are present at the time when the resolution in question is signed by the first of such directors, in the Republic of South Africa, whose number is a majority of the directors for the time being in office and not less than a quorum for a meeting of directors, inserted in the minute book, shall be as valid and effective as if it had been passed at a meeting of directors. Any such resolution may consist of several documents, each of which may be signed by one or more directors (or their alternates, if applicable) and shall be deemed to have been passed on the date on which it was signed by the last director who signed it unless a statement to the contrary is made in that resolution.

66. The directors may elect a chairman and deputy chairman and determine the period for which they shall hold office; but if no such chairman and deputy chairman is elected, or if at any meeting the chairman and/or deputy chairman are not present within 15 (fifteen) minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

67. The directors may delegate any of the powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on them by the directors.

68. A committee may elect a chairman of their meetings; if no such chairman is elected, or if at any meeting the chairman is not present within 15 (fifteen) minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

69. A committee may meet and adjourn as they think proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the chairman shall not have a second or casting vote.

70. All acts done by any meeting of the directors or a committee of directors, or by any person acting as a director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

71.1 In conjunction with his directorship of the company, a director may occupy any office or position in the company carrying remuneration or other advantage. The directors may decide on the conditions in regard to remuneration, term of office and the powers pertaining to such office or position.

71.2 If a director is appointed and employed in any other capacity in the company or in a company controlled by or in a subsidiary of the company his appointment and remuneration in respect thereof must be determined by a disinterested quorum of directors.

72.1 Subject to the provisions of sections 234 up to and including 241 of the Act, a director may enter into contracts with the company, and share in the profits of any contract or agreement with the company in the same manner as a person who is not a director.

72.2 A director who has a personal interest, whether directly or indirectly, in a contract or agreement with the company, or as an issue to be dealt with by the directors, shall not be entitled to exercise his vote in respect thereof nor be taken into account for the purpose of determining the quorum on that occasion.

BORROWING POWERS OF STEINHOFF INTERNATIONAL

"25. The directors may, in their discretion, from time to time, raise or borrow from the members or other persons any sums of money for the purposes of the company.

26.1 The directors may raise or secure the repayment of such monies in such manner and upon such terms and conditions in all respects as they think fit, and in particular may mortgage or bind all or part of the undertaking, property and rights of the company, both present and future, and issue and re-issue secured or unsecured debentures and debenture stock.

26.2 Debentures, debenture stock, bonds and other instruments of debt may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointments of directors or otherwise shall be given, save with the sanction of the company in general meeting."

TERMS AND CONDITIONS OF THE CUMULATIVE, NON-REDEEMABLE, NON-PARTICIPATING, VARIABLE RATE PREFERENCE SHARES

The terms and conditions of the preference shares, as extracted from the Articles of Association of Steinhoff Investment, are as follows:

"101.1 For purposes of this Article 101:

101.1.1 "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

101.1.2 "calculation date" means 30 June and 31 December of each year;

101.1.3 "deemed value" means, in respect of each and every preference share issued by the company at any time and irrespective of the issue price at which such share is issued, the value of a preference share as determined by the directors prior to the allotment and issue of the first preference share/s;

101.1.4 "dividend period" means, in respect of any particular preference shares, the dividend period determined by the directors prior to the issue of those preference shares and, failing such a determination in respect of any particular preference shares, the period which commences on the day after one calculation date and which terminates on the next calculation date provided that if any preference shares are issued on any day other than a calculation date the first dividend period in respect of such preference shares shall be the period which commences on the date on which they are issued and which terminates on the next calculation date;

101.1.5 "Income Tax Act" means the Income Tax Act, No. 58 of 1962, as amended from time to time;

101.1.6 "issue price" means the actual issue price of each preference share, being the par value of a preference share plus the premium at which a preference share is allotted and issued;

101.1.7 "preference dividend" means a cumulative, non-participating, preference cash dividend calculated in accordance with Article 101.2.3 and increased, if applicable in accordance with Articles 101.2.4, 101.2.5 and 101.2.7 below;

101.1.8 "preference dividend payment date" means, in respect of any preference dividends which the company may declare for any dividend period, a date, determined by the directors, at least 7 (seven) days prior to the date on which ordinary dividends declared by the company for such dividend period are paid, provided that the preference dividend payment date shall not be later than 120 (one hundred and twenty) days after the last day of the applicable dividend period;

101.1.9 "preference dividend rate" means, in respect of any particular preference shares, the rate determined by the directors prior to the issue of such preference shares and, failing such determination, a variable nominal annual compounded monthly in arrears rate equal to 75% (seventy-five per centum) of the prime rate;

101.1.10 "preference shares" means the 495 000 000 (four hundred and ninety-five million) cumulative, non-redeemable, non-participating, variable rate, par value preference shares of R0,001 (1/10 cent) each in the share capital of the company; and

101.1.11 "prime rate" means the basic rate of interest expressed as a percentage per year, compounded monthly in arrear and calculated on a 365 (three hundred and sixty-five) day year factor (irrespective of whether or not the year is a leap year) from time to time publicly quoted by ABSA Bank Limited ("ABSA") or its successors in title in South Africa as being its prime overdraft rate as certified by any manager of ABSA, whose appointment and/or designation need not to be proved. A certificate from any manager of ABSA as to the prime rate at any time shall constitute *prima facie* proof thereof.

101.2 The following are the rights, privileges, restrictions and conditions which attach to the preference shares:

101.2.1 Each preference share will rank as regards to dividends and repayment of capital on the winding-up of the company prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or *pari passu* with the preference shares.

101.2.2 Each preference share shall confer on the holder thereof the right to a return of capital on the winding-up of the company equal to the aggregate of (1) the deemed value of the preference shares then in issue plus (2) any dividends which should have been declared for the dividend period which ended immediately prior to the liquidation of the company but which were not declared, divided by the number of preference shares in issue, in priority to any payment in respect of any other class of shares in the capital of the company not ranking prior to or *pari passu* with the preference shares.

101.2.3 Each preference share shall confer on the holder thereof, for each dividend period, a preferent right to dividends (in priority to on all other classes of shares, not ranking *pari passu* with the preference shares, then in issue) calculated in accordance with the following formula:

a = b x (c ÷ 365) x d

in which formula:

a = such preference dividend;

b = the deemed value of a preference share;

c = the preference dividend rate; and

d = the number of days in the dividend period,

such preference dividend to be declared by the date 120 (one hundred and twenty) days after the last day of the applicable dividend period. If the preference dividend rate changes during any particular dividend period the preference dividend for such dividend period shall be calculated, in terms of the formula contained in this Article 101.2.3, on the basis that the period prior to such change is one dividend period and the interest subsequent to such change is another dividend period and that the preference dividend for the entire dividend period is the aggregate of the 2 (two) amounts thus calculated.

101.2.4 If, for any dividend period, the company does not declare the preference dividend for such period in full by the date 120 (one hundred and twenty) days after the last day of such dividend period, the preference dividend for the next dividend period shall be increased by an amount calculated in accordance with the following formula:

a = b x c x d

in which formula:

a = the increase in the preference dividend for the next dividend period;

b = the preference dividend, or the portion of the preference dividend, which has not been declared;

c = the prime rate; and

d = the number of days from the date 120 (one hundred and twenty) days after the last day of the dividend period in respect of which the applicable preference share should have been declared up to the day on which such dividend is declared, divided by 365 (three hundred and sixty-five).

101.2.5 If the company declares any preference dividend but fails to pay such preference dividend on the applicable preference dividend payment date, the preference dividend for the next dividend period shall be increased by an amount calculated in accordance with the following formula:

a = b x c x d

in which formula:

a = the amount of such increase;

b = the preference dividend, or the portion of the preference dividend, which has not been paid;

c = the prime rate; and

d = the number of days from the date 120 (one hundred and twenty) days after the last day of the dividend period in respect of which the unpaid preference dividends were declared up to and including the date on which such unpaid preference dividends are paid.

101.2.6 Payment of any preference dividend and/or accumulated outstanding preference dividend due by the company shall, in the case of certificated preference shareholders, be made by cheque sent by the company by ordinary post at the risk of the holder of the preference share concerned, as recorded in the register of shareholders, or at the option of the registered holder, to that holder's commercial bank which has been nominated in writing, for credit to an account nominated in writing by such holder at least 7 (seven) business days prior to such aforementioned amounts becoming payable, or at the option of a dematerialised registered holder, in accordance with the relevant custody agreement between such holder and his Central Securities Depository Participant ("CSDP") or broker as a fully electronic share transaction.

101.2.7 If, as a result of any amendment to the Income Tax Act which is of general application to all corporate taxpayers, the company becomes entitled to deduct (from its gross income and in determining its taxable income) the preference dividends or any portion of those dividends, the preference dividend rate shall be increased by such a percentage as will place the company, if it declares and pays dividends on the preference shares at such increased preference dividend rate, in the same net after-tax position as it would have been in had the applicable amendment to the Income Tax Act not been made (and had the preference dividend rate accordingly not been increased). The company shall be entitled to require its auditors to verify whether it is obliged to increase the percentage of the prime rate in accordance with this Article 101.2.7. The auditors, in deciding whether such increase is required in terms of this Article 101.2.7, shall act as experts and not as arbitrators and their decision shall, in the absence of manifest error, be final and binding on the company and all preference shareholders. The costs of such auditors shall be borne and paid by the company.

101.2.8 Save as set out in Articles 101.2.1 to 101.2.5 and 101.2.7, the preference share shall not entitle the holder thereof to any participation in the profits or assets of the company, or on a winding-up in any of the surplus assets of the company.

101.2.9 The holders of the preference shares shall not be entitled to receive notice of any meeting of the company and shall not be entitled to be present or to vote, either in person or by proxy, at any meeting of the company, by virtue of or in respect of the preference shares, unless one or all of the following circumstances prevail at the date upon which notice convening the meeting in question is posted to such persons as are, in accordance with the provisions of the Articles, entitled to receive notice of all meetings from the company:

101.2.9.1 the preference dividend for any dividend period has not been declared by the date 120 (one hundred and twenty) days after the last day of such dividend period; and/or

101.2.9.2 any preference dividend which has been declared is not paid by the applicable preference dividend payment date;

101.2.9.3 a resolution of the company is proposed which resolution directly affects the rights attached to the preference shares or the interests of the holders of the preference shares, including a resolution for the winding-up of the company or for the reduction of its capital, in which event the preference shareholders shall be entitled to vote only on such resolution.

101.2.10 At every general meeting of the company at which holders of the preference shares as well as other classes of shares are present and entitled to vote, a preference shareholder shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him/her bears to the aggregate amount of the nominal value of all shares issued by the company.

101.2.11 Notwithstanding the provisions of Article 101.2.1, no shares in the capital of the company ranking, as regards rights to dividends or, on a winding-up as regards return of capital, in priority to the preference shares, shall be created or issued nor will the rights for the time being attached to the preference shares be modified, amended, added to or abrogated, without:

101.2.11.1 the consent in writing of the holders of at least 75% (seventy-five per centum) of the preference shares; or

101.2.11.2 the prior sanction of a resolution passed at a separate class meeting of the holders of the preference shares in the same manner *mutatis mutandis* as a special resolution.

At every meeting of the holders of the preference shares, the provisions of these Articles relating to general meetings shall apply, *mutatis mutandis*, except that a quorum at any such meeting shall be any person or persons holding or representing by proxy at least one-quarter of the issued preference shares, provided that if at any adjournment of such meeting a quorum is not so present, the provisions of the articles relating to adjourned general meeting shall apply, *mutatis mutandis*."

OTHER DIRECTORSHIPS HELD BY STEINHOFF INVESTMENT DIRECTORS

Other directorships held by the directors of Steinhoff Investment include the following:

Name	Company
D E Ackerman	Steinhoff International Holdings Limited
S J Grobler	Hoffman Incorporated Steinhoff At Work (Pty) Limited Lichtenburg Drankwinkel (Edms) Beperk Randcirca (Edms) Beperk Steinhoff Africa Property Services (Pty) Limited
D Konar	Automobile Association of South Africa Development Bank of Southern Africa J D Group Limited Illovo Sugar Limited Kumba Resources Limited Macsteel Holdings (Proprietary) Limited Mutual and Federal Insurance Company Limited Mustek Limited Old Mutual Life Holdings (South Africa) Limited Old Mutual Life Assurance (South Africa) Limited Pareto Limited Sappi Limited South African Reserve Bank Steinhoff International Holdings Limited The Jockey Club of Southern Africa The National Horseracing Authority Unitrans Limited
J H N van der Merwe	PG Bison Holdings (Pty) Limited Steinhoff Manufacturing (Pty) Limited Steinhoff Africa Property Services (Pty) Limited Steinhoff Africa Holdings (Pty) Limited Steinhoff At Work (Pty) Limited PG Bison Limited Steinhoff Europe AG (Austria) Steinhoff International Holdings Limited Unitrans Limited

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